UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

20110011

February 17, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2011

Dear Mr. Dunn:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to JPMorgan Chase by the Sisters of Charity of Saint Elizabeth; the Marianist Province of the United States; Providence Trust; the Sisters of St. Dominic of Caldwell, NJ; the Maryknoll Sisters of St. Dominic, Inc.; the Maryknoll Fathers and Brothers; the Benedictine Sisters of Virginia; and the Sisters of St. Francis of Philadelphia. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Myles McCabe
Director of Peace and Justice
Marianist Province of the United States
4425 West Pine Boulevard
St. Louis, MO 63108-2301

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust
515 SW 24th Street
San Antonio, TX 78207-4619

Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, New Jersey
Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair, NJ 07042

Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
P.O. Box 311
Maryknoll, NY 10545-0311

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility
Maryknoll Fathers and Brothers
PO Box 305
Maryknoll, NY 10545-0305

Sister Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 10914-1207

February 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2011

The proposal requests that the board report to shareholders "the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines."

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. We note that the proposal relates to the manner in which JPMorgan Chase manages risk. We further note that the proposal addresses matters beyond the board's role in the oversight of JPMorgan Chase's management of risk. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O'MELVENY & MYERS LLP

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TELEPHONE (202) 383-5300
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1934 Act/Rule 14a-8

January 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Sisters of Charity of Saint Elizabeth, *et al.*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Sisters of Charity of Saint Elizabeth, the Marianist Province of the United States, the Providence Trust, the Sisters of St. Dominic of Caldwell, NJ, the Maryknoll Sisters of St. Dominic, Inc., the Maryknoll Fathers and Brothers, the Benedictine Sisters of Virginia, and the Sisters of St. Francis of Philadelphia (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent's representative, Sister Barbara Aires, SC of the Sisters of Charity of Saint Elizabeth.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 30, 2010, the Company received a letter from the Sisters of Charity of Saint Elizabeth containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal reads as follows:

> "BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) because it Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The fact that a proposal seeks a report from a company's board of directors (instead of a direct action) is immaterial to these determinations -- a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. *See Release No. 34-20091* (August 16, 1983). Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

In Staff Legal Bulletin No. 14E (October 27, 2009) (***"SLB 14E"***), the Staff set forth a new position regarding its analysis of proposals seeking reports regarding risk-related matters for purposes of Rule 14a-8(i)(7). In SLB 14E, the Staff stated that it would evaluate these proposals by looking to the subject matter of the report to determine "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." As discussed below, the Proposal clearly relates to the Company's ordinary business operations as it addresses the Company's general risk management matters.

For financial services firms such as the Company, risk management is a daily and continuous practice that is an inherent part of the Company's day-to-day operations. Thus, the subject matter of the Proposal, which requests a report on the Company's risk management structure "and how it is integrated into [its] business model and across all the operations of the company's business lines," involves a matter of ordinary business to the Company. While SLB 14E indicates that "a proposal that focuses on the *board's* role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote," the Proposal does not focus on the board's role in managing risk; indeed, the Proposal (including the supporting statement) mentions the Company's Board of Directors only when it asks that the Board issue the report. The Proposal and Supporting Statement do not relate to the Board's role in risk management -- both make no mention of this subject. Rather, the Proposal relates solely to "the risk management structure, staffing and reporting lines of the institution and how it is integrated into [the Company's] business model and across all operations of the [C]ompany's business lines." Accordingly, the Proposal relates to the Company's ordinary business operations and, consistent with the Staff's statements in SLB 14E, the subject matter of the Proposal does not "transcend the day-to-day business matters" of the Company.

The Staff has on several occasions permitted the exclusion of shareholder proposals that related to a company's general risk management matters. *See, e.g., McDonald's Corp.* (January 28, 2008, *reconsideration denied* March 3, 2008) (concurring in the omission of a proposal requesting that the board implement a "comprehensive risk strategy" as relating to its ordinary business activities); *Motorola Inc.* (January 7, 2008) (same); *McDonald's Corp.* (March 14, 2006) (same); *The Mead Corporation* (January 31, 2001) (concurring in the omission of a proposal concerning the company's liability projection methodology and evaluation of risk as relating to its ordinary business activities). As discussed above, the Staff's position in SLB 14E did not alter the position set forth in these no-action responses.

Even if the Staff were to take the view that the Proposal relates in part to the significant social policy issue of the Board's role in the oversight of the Company's management of risk, the Proposal may be properly excluded, as it relates to the significantly broader range of matters relating to "the risk management structure, staffing and reporting lines of the institution and how it is integrated into [the Company's] business model." Accordingly, the exclusion of the Proposal would continue to be consistent with prior Staff positions, as the Staff has expressed the view that proposals relating to <u>both</u> ordinary business matters and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). *See JPMorgan Chase & Co.* (February 25, 2010) (concurring in the exclusion of a proposal relating to compensation that may be paid to employees and senior executive officers and directors in reliance on Rule 14a-8(i)(7) because it concerned general employee compensation matters); *General Electric Company* (February 3, 2005) (concurring in the exclusion of a proposal intended to address "offshoring" and requesting a statement relating to any planned job cuts or offshore relocation activities in reliance on Rule 14a-8(i)(7) because it related to the company's ordinary business operations (*i.e.*, management of the workforce)); *Wal-Mart Stores, Inc.* (March 15, 1999) (concurring in the exclusion of a proposal requesting a report on company's actions to ensure that it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also*, *General Electric Company* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a-8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method).

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10) because the Company has Substantially Implemented the Proposal Through its Form 10-K and Form 10-Q Filings*

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal," which does not require a proposal to be implemented in full or precisely as presented. *See* Release No. 34-20091 (August 16, 1983). The exclusion set forth in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 12598 (July 7, 1976) (regarding the predecessor rule to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *See Aluminum Company of America* (January 16, 1996). Similarly, the Staff has declared that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded provided that the company has *substantially* implemented it.

The Staff has consistently concurred with the view that a company may omit a proposal because it has been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (February 21, 2007) (concurring in the omission of a proposal that company disclose the relationship between each independent director and the company considered by the board when determining each such director's independence as substantially implemented because Item 407 of Regulation S-K requires disclosure of the independence of director nominees and the transactions considered by the board in reaching that conclusion); *Eastman Kodak Co.* (February 1, 1991) (concurring in the omission of a proposal that company disclose in annual report all fines paid for violating environmental laws as substantially implemented because Item 103 of Regulation S-K requires disclosure of all fines exceeding $100,000). *See also King Pharmaceuticals Inc.* (March 17, 2010) (concurring in the omission of a proposal that board amend the company's bylaws to give holders of 10% of company's common stock power to call special shareholder meetings as substantially implemented because under relevant state law 10% shareholders already have authority to call special meetings); *Johnson & Johnson* (February 17, 2006) (concurring in the omission of a proposal that required the company to verify employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States as substantially implemented because the company already was required to take such actions under federal law).

Here, the Proposal calls for the Board of Directors to report to shareholders "the risk management structure, staffing and reporting lines of the institution and how it is integrated into the Company's business model." The Commission's rules already require the Company to provide significant disclosure regarding its risk management structure and practices in its periodic reports filed under the Exchange Act, and the Company does, in fact, provide that disclosure. The Commission's guidance under Item 303 of Regulation S-K, Management's Discussion and Analysis of Financial Condition and Results of Operations ("***MD&A***"), makes clear that the company's risk management should be addressed in the MD&A. For example, the Commission has stated that the MD&A should "provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks." Exchange Act Release No. 48960, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* (December 19, 2003). Furthermore, Item 305 of Regulation S-K expressly requires both quantitative and qualitative information about market risks, including how the risks are managed.

Accordingly, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 ("***2009 Form 10-K***"), the Company addressed in detail its risk management structure and the operation of that structure under the captions "Risk Management," "Liquidity

Risk Management," "Credit Risk Management," "Wholesale Credit Portfolio," "Consumer Credit Portfolio," "Allowance for Credit Losses," and "Market Risk Management" and this disclosure was updated in the Company's subsequently-filed Quarterly Reports on Form 10-Q. We have included copies of the relevant portions of the 2009 Form 10-K, which total 39 pages of disclosure on the Company's risk management structure and operations, as Exhibit B to this letter.

Based on the substantial disclosure that the Company has made as to its risk management structure and practices, the information that would be included in the report requested in the Proposal has already been substantially provided to shareholders and therefore the Proposal has been substantially implemented. Accordingly, the Company believes it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(10).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Sister Barbara Aires, SC
Sisters of Charity of Saint Elizabeth

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

Shareholder Submitted by

THE SISTERS OF CHARITY, ET AL.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED BY THE
NOV 30 2010
OFFICE OF THE SECRETARY

November 24, 2010

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon,

The Sisters of Charity of Saint Elizabeth continue to be concerned about risk management in the operation of JPMC's financial services and its impact on the financial system. We believe the global financial crisis requires major changes in practices by our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors to report to shareholders risk management structures and reporting lines as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of 200 shares of stock. Under separate cover, you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file this resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH
MDCCCLIX
NEW JERSEY

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 24, 2010

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in J.P. Morgan Chase, have asked to be included in the 2010 proxy statement.

Also, enclosed is a copy of the cover letter Mr. James Dimon, CEO of J.P. Morgan Chase & Company.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs

SBA/an

SISTERS OF CHARITY OF SAINT ELIZABETH
GOD IS CHARITY
MDCCCLIX
NEW JERSEY

P 973 290 5402
F 973 290 5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961 0476

BAIRES@SCNJ.ORG

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

[illegible] 415 391 4747
[illegible] 415 391-[illegible]
www.ashfield.com

November 24, 2010

RECEIVED BY THE
DEC 01 2010
OFFICE OF THE SECRETARY

Mr. James Dimon
Chair & CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Dimon,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 200 shares of J.P. Morgan Chase & Company for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

If you should have any questions or require additional information, please do not hesitate to contact me.

Sincerely,

Yvette S. Andrews
Manager Investment Performance Analysis
Ashfield Capital Partners, LLC
415.391.4747

CC: Sister Barbara Aires

Page 12 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

The Marianists
PROVINCE OF THE UNITED STATES

November 29, 2010

Sent Via FedEx

Anthony J. Horan, Corporate Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am writing you on behalf of the Marianist Province of the United States in support of the stockholder resolution on Restore Confidence in the Financial System. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of Charity of St. Elizabeth for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of more the $2000 in shares of JP Morgan Chase & Co. stock and intend to hold the stock through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Barbara Aires at Telephone: 973-290-5402.

Sincerely,

Myles McCabe
Director of Peace and Justice
Marianist Province of the United States

Enclosure: 2011 Shareholder Resolution - Restore Confidence in the Financial System

4425 West Pine Boulevard St. Louis, Missouri 63108-2301 314.533.1207 314.533.0778 fax

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

RECEIVED BY THE

NOV 30 2010

OFFICE OF THE SECRETARY

Providence Trust

515 SW 24th Street San Antonio, TX 78207-4619

November 29,, 2010

Anthony J. Horan
Corporate Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am writing you on behalf of PROVIDENCE TRUST in support of the stockholder resolution on Restore Confidence in the Financial System. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of Charity of St. Elizabeth for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2800 shares of JP Morgan Chase & Co. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Barbara Aires at Telephone: 973-290-5402.

Respectfully yours,

Sister Ramona Bezner CDP

Sister Ramona Bezner, CDP
Trustee/Administrator
Providence Trust

Enclosure: 2011 Shareholder Resolution

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement. SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

RECEIVED BY THE

NOV 30 2010

OFFICE OF THE SECRETARY

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
[illegible]

November 29, 2010

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Dimon:

The Sisters of St. Dominic of Caldwell, NJ and other members of the Interfaith Center on Corporate Responsibility have met a few times this year to discuss the steps that need to be taken to prevent another financial crisis. As institutional faith based shareholders we have raised concerns about predatory lending practices and questions about the risk of some investment products. We offer this resolution to help focus our dialogue further in the hope to prevent future financial crises.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred seventy (370) shares of JP Morgan Chase, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Barbara Aires, SC of the Sisters of Charity of St. Elizabeth will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

Deputy Corporate Secretary and General Counsel
J.P. Morgan Chase
270 Park Avenue
New York, NY 10017

November 29, 2010

To Whom it May Concern:

The letter of verification of ownership for the Community of the Sisters of St. Dominic will follow separately.

The hard copy will follow by mail.

Thanks for your patience,

Patricia A. Daly, OP

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

RECEIVED BY THE

NOV 30 2010

OFFICE OF THE SECRETARY

—MARYKNOLL—SISTERS—

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914) 941-7575

November 29, 2010

Mr. James Dimon
Chief Executive Officer
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10017

Dear Mr. Dimon,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of J.P. Morgan Chase & Co. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

We have appreciated the conversations we have had over the years with the Company on social and ethical issues related to responsible lending and risk management. As the repercussions of the financial crisis continue to be felt by millions, we believe banks must do more to restore confidence in the financial system.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The contact person for this resolution is Sister Barbara Aires representing the Sisters of Charity of Saint Elizabeth (973-290-5402). We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

RECEIVED BY THE
RECEIVED BY THE

NOV 30 2010

OFFICE OF THE SECRETARY
OFFICE OF THE SECRETARY

Dodd Newton Koeckert
Senior Vice President –
Wealth Management Advisor
301 Tresser Blvd., 10th Fl.
Stamford, CT 06901
203-356-8778
877-356-8778

Merrill Lynch

November 29, 2010

To Whom It May Concern:

This certifies that the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of JP Morgan Chase and Co. These shares have been held continuously for twelve months and will continue to be held through the next annual meeting of the company.

Sincerely,

Dodd N. Koeckert

RECEIVED BY THE

DEC 01 2010

OFFICE OF THE SECRETARY

MARYKNOLL

Fathers and Brothers • *Catholic Foreign Mission Society of America, Inc.*
Corporate Social Responsibility
PO Box 305 • Maryknoll, New York 10545-0305
Phone: (914) 941-7636 x2516 • Fax (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

November 29, 2010

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

By Fax: 212 270 2613
Original by Express Mail

Dear Mr. Dimon,

The Maryknoll Fathers and Brothers remain concerned about the current fiscal crisis, its effect on worldwide communities and our Company's response to this critical situation. Whereas excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession, we believe that confidence in the financial system has been lost. Thus, we ask that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

The Maryknoll Fathers and Brothers are beneficial owners of 65 shares of stock. We will retain shares through the annual meeting.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of Charity of St. Elizabeth N.J., and present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Barbara Aires, SC at [973-290-5402] if you have any questions about this resolution.

Sincerely,

Father Joseph P. La Mar, M.M
Coordinator of Corporate Responsibility

Enc
ICCR
Sr. Barbara Aires

Printed on recycled paper.

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

Merrill Lynch
Wealth Management

Bank of America Corporation

RECEIVED BY THE

DEC 01 2010

OFFICE OF THE SECRETARY

Michael E. Gray, CFM
Gray/Thompson Group
Vice President
Financial Advisor

November 29, 2010

Catholic Foreign Mission
PO Box 309
St. Josephs Bldg & Controllers
Maryknoll, NY 10545

To Whom it May Concern:

The Catholic Foreign Mission Society of America Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers are the beneficial owners of 65 shares of JP Morgan Chase (JPM). These shares have been consistently held since 10/20/1999.

If you have any questions, please call me at (914) 241-6461.

Sincerely,

Michael Gray, CFM
Vice President
Senior Financial Advisor

The information set forth herein was obtained from sources which we believe reliable but we do not guarantee accuracy. Neither the information, nor any opinion expressed constitute a solicitation by us of the purchase of any securities or commodities.

"We are providing the above information as you requested, however, we consider your monthly statements to be the official documentation of all transactions."

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 25, 2010

RECEIVED BY THE

RECEIVED BY THE

DEC 01 2010

OFFICE OF THE SECRETARY

OFFICE OF THE SECRETARY

Anthony J. Horan
Corporate Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I am writing you on behalf of the Benedictine Sisters of Virginia in support the stockholder resolution on Restore Confidence in the Financial System. In brief, the proposal requests that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Sisters of Charity of St. Elizabeth for consideration and action by the shareholders at the 2011 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 1000 shares of JP Morgan Chase & Co. stock and intend to hold $2,000 worth through the date of the 2011 Annual Meeting. Verification of ownership will follow.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Barbara Aires at 973-290-5402.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2011 Shareholder Resolution

Restore Confidence in the Financial System

2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received $25b of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

RECE[illegible] BY THE

DEC [illegible] 2010

OFFICE OF THE SECRETARY

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 24, 2010

Mr. James Dimon, CEO
J.P. Morgan Chase & Co.
270 Park Ave.
New York, NY 10011-2070

Dear Mr. Dimon:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in J. P. Morgan Chase for many years. As faith-based investors we are asking you for a report on risk management structures, staffing, and reporting lines across all operations as the enclosed resolution details. It really is time to "restore confidence in the financial system" and that will require integrity, transparency and continuous monitoring on the part of leadership and management.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with The Sisters of Charity of St. Elizabeth. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Barbara Aires, SC. Her phone number is 973-290-5402.

As verification that we are beneficial owners of common stock in J.P. Morgan Chase, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Barbara Aires, SC
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Restore Confidence in the Financial System
2011 – JPMorgan Chase

WHEREAS, the Securities and Exchange Commission is proposing the reinstatement of a rule that was eliminated in 1994, that would require companies to report each quarter their average daily or monthly amount of outstanding short-term debt, the maximum level of those borrowings and their weighted average interest rate.

WHEREAS, Mary Schapiro, Chair of the SEC, has commented that: "Under these proposals, investors would have better information about a company's financing activities during the course of a reporting period — not just a period-end snapshot," and "With this information, investors would be better able to evaluate the company's ongoing liquidity and leverage risks." (Opening Statement, SEC Open Meeting, September 17, 2010)

WHEREAS, data compiled by Bloomberg <http://www.bloomberg.com/news/2010-11-10/wall-street-collects-4-billion-from-taxpayers-as-swaps-backfire.html> states that: "For more than a decade, banks and insurance companies convinced governments and nonprofits (e.g., Bay Area Toll Authority in Oakland, CA, Cornell University in Ithaca, NY) that financial engineering would lower interest rates on bonds sold for public projects such as roads, bridges and schools." That has cost these entities "more than $4 billion".

WHEREAS, the US government found it necessary to commit more than $700 billion to the Troubled Assets Relief Program in 2009 to prevent a complete meltdown of the financial system. Our company received **$25b** of TARP funds and continues to be ranked as a significant systemic financial institution.

WHEREAS, excessive risk-taking by large financial institutions was a key contributor to the scale and severity of the recent recession;

WHEREAS, the International Monetary Fund reported that advanced economies pledged $10 trillion in financial sector support – equivalent to 30% of 2009 World GDP;

BE IT RESOLVED that the Board of Directors report to shareholders (at reasonable cost and omitting proprietary information) by December 1, 2011, the risk management structure, staffing and reporting lines of the institution and how it is integrated into their business model and across all the operations of the company's business lines.

Supporting Statement: Restoring public trust and confidence in the financial system and in the corporations and institutions that operate in the financial services sector will not be accomplished alone by the Dodd-Frank financial reform legislation, which was signed into law in July 2010, unless it is accompanied by greater transparency and accountability across the sector.

The proponents of this resolution have discussed with the Company the issue of risk management, including the structure and processes that are in place to protect the institution, its clients and customers and financial system as a whole through counterparty exposure. This has included discussions about the suitability of innovative tools and mechanisms and boutique services that are offered in business operations between lenders, borrowers, dealers, underwriters and investors in both individual institutions and across the industry. Continuous monitoring, testing and strenuous evaluation of these instruments for soundness, suitability, integrity and safety is needed and can be advanced through the adoption of this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

October 27, 2010

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of JP Morgan Chase & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

EXHIBIT B

Disclosure Excerpts regarding Risk Management from
THE COMPANY'S 2009 ANNUAL REPORT

RISK MANAGEMENT

Risk is an inherent part of JPMorgan Chase's business activities and the Firm's overall risk tolerance is established in the context of the Firm's earnings power, capital, and diversified business model. The Firm's risk management framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in its business activities. It is also intended to create a culture of risk awareness and personal responsibility throughout the Firm. The Firm's ability to properly identify, measure, monitor and report risk is critical to both its soundness and profitability.

- Risk identification: The Firm's exposure to risk through its daily business dealings, including lending, trading and capital markets activities, is identified and aggregated through the Firm's risk management infrastructure. In addition, individuals who manage risk positions, particularly those that are complex, are responsible for identifying and estimating potential losses that could arise from specific or unusual events that may not be captured in other models, and those risks are communicated to senior management.
- Risk measurement: The Firm measures risk using a variety of methodologies, including calculating probable loss, unexpected loss and value-at-risk, and by conducting stress tests and making comparisons to external benchmarks. Measurement models and related assumptions are routinely reviewed with the goal of ensuring that the Firm's risk estimates are reasonable and reflect underlying positions.
- Risk monitoring/control: The Firm's risk management policies and procedures incorporate risk mitigation strategies and include approval limits by customer, product, industry, country and business. These limits are monitored on a daily, weekly and monthly basis, as appropriate.
- Risk reporting: Executed on both a line of business and a consolidated basis. This information is reported to management on a daily, weekly and monthly basis, as appropriate. There are eight major risk types identified in the business activities of the Firm: liquidity risk, credit risk, market risk, interest rate risk, private equity risk, operational risk, legal and fiduciary risk, and reputation risk.

Risk governance

The Firm's risk governance structure starts with each line of business being responsible for managing its own risks. Each line of business works closely with Risk Management through its own risk committee and its own chief risk officer to manage its risk. Each line of business risk committee is responsible for decisions regarding the business' risk strategy, policies and controls. The Firm's Chief Risk Officer is a member of the line of business risk committees.

Overlaying the line of business risk management are four corporate functions with risk management–related responsibilities, including the Chief Investment Office, Corporate Treasury, Legal and Compliance and Risk Management.

Risk Management is headed by the Firm's Chief Risk Officer, who is a member of the Firm's Operating Committee and who reports to the Chief Executive Officer and the Board of Directors, primarily through the Board's Risk Policy Committee. Risk Management is responsible for providing an independent firmwide function of risk management and controls. Within the Firm's Risk Management function are units responsible for credit risk, market risk, operational risk and private equity risk, as well as risk reporting, risk policy and risk technology and operations. Risk technology and operations is responsible for building the information technology infrastructure used to monitor and manage risk.

The Chief Investment Office and Corporate Treasury are responsible for measuring, monitoring, reporting and managing the Firm's liquidity, interest rate and foreign exchange risk.

Legal and Compliance has oversight for legal and fiduciary risk.

In addition to the risk committees of the lines of business and the above-referenced risk management functions, the Firm also has an Investment Committee, an Asset-Liability Committee and three other risk-related committees – the Risk Working Group, the Global Counterparty Committee and the Markets Committee. All of these committees are accountable to the Operating Committee which is involved in setting the Firm's overall risk appetite. The membership of these committees are composed of senior management of the Firm, including representatives of lines of business, Risk Management, Finance and other senior executives. The committees meet frequently to discuss a broad range of topics including, for example, current market conditions and other external events, risk exposures, and risk concentrations to ensure that the impact of risk factors are considered broadly across the Firm's businesses.


Operating Committee
Asset-Liability Committee (ALCO)
Investment Committee
Risk Working Group (RWG)
Markets Committee
Global Counterparty Committee
Investment Bank Risk Committee
RFS Risk Committee
Card Services Risk Committee
Commercial Banking Risk Committee
TSS Risk Committee
Asset Management Risk Committee
CIO Risk Committee
Corporate Treasury and Chief Investment Office (Liquidity, Interest Rate and Foreign Exchange Risk)
Risk Management (Market, Credit, Operational and Private Equity Risk)
Legal and Compliance (Legal and Fiduciary Risk)

The Asset-Liability Committee monitors the Firm's overall interest rate risk and liquidity risk. ALCO is responsible for reviewing and approving the Firm's liquidity policy and contingency funding plan. ALCO also reviews the Firm's funds transfer pricing policy (through which lines of business "transfer" interest rate and foreign exchange risk to Corporate Treasury in the Corporate/Private Equity segment), earnings at risk, overall interest rate position, funding requirements and strategy, and the Firm's securitization programs (and any required liquidity support by the Firm of such programs).

The Investment Committee, chaired by the Firm's Chief Financial Officer, oversees global merger and acquisition activities undertaken by JPMorgan Chase for its own account that fall outside the scope of the Firm's private equity and other principal finance activities.

The Risk Working Group is chaired by the Firm's Chief Risk Officer and meets monthly to review issues that cross lines of business such as risk policy, risk methodology, Basel II and other regulatory issues, and such other topics referred to it by line-of-business risk committees or the Firm's Chief Risk Officer.

The Markets Committee, chaired by the Chief Risk Officer, meets weekly to review, monitor and discuss significant risk matters, which may include credit, market and operational risk issues; market moving events; large transactions; hedging strategies; reputation risk; conflicts of interest; and other issues.

The Global Counterparty Committee designates to the Chief Risk Officer of the Firm certain counterparties with which the Firm may trade at exposure levels above portfolio-established thresholds when deemed appropriate to support the Firm's trading activities. The Committee meets quarterly to review total exposures with these counterparties, with particular focus on counterparty trading exposures, and to direct changes in exposure levels as needed.

The Board of Directors exercises its oversight of risk management, principally through the Board's Risk Policy Committee and Audit Committee. The Risk Policy Committee oversees senior management risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks. The Audit Committee is responsible for oversight of guidelines and policies that govern the process by which risk assessment and management is undertaken. In addition, the Audit Committee reviews with management the system of internal controls and financial reporting that is relied upon to provide reasonable assurance of compliance with the Firm's operational risk management processes.

LIQUIDITY RISK MANAGEMENT

The ability to maintain a sufficient level of liquidity is crucial to financial services companies, particularly their ability to maintain appropriate levels of liquidity during periods of adverse conditions. JPMorgan Chase's primary sources of liquidity include a diversified deposit base and access to the long-term debt (including trust preferred capital debt securities) and equity capital markets. The Firm's funding strategy is intended to ensure liquidity and diversity of funding sources to meet actual and contingent liabilities during both normal and stress periods. Consistent with this strategy, JPMorgan Chase maintains large pools of highly liquid unencumbered assets and significant sources of secured funding, and monitors its capacity in the wholesale funding markets across various geographic regions and in various currencies. The Firm also maintains access to secured funding capacity through overnight borrowings from various central banks. Throughout the recent financial crisis, the Firm successfully raised both secured and unsecured funding.

Governance

The Firm's governance process is designed to ensure that its liquidity position remains strong. The Asset-Liability Committee reviews and approves the Firm's liquidity policy and contingency funding plan. Corporate Treasury formulates and is responsible for executing the Firm's liquidity policy and contingency funding plan as well as measuring, monitoring, reporting and managing the Firm's liquidity risk profile. JPMorgan Chase uses a centralized approach for liquidity risk management to maximize liquidity access, minimize funding costs and permit identification and coordination of global liquidity risk. This approach involves frequent communication with the business segments, disciplined management of liquidity at the parent holding company, comprehensive market-based pricing of all assets and liabilities, continuous balance sheet management, frequent stress testing of liquidity sources, and frequent reporting to and communication with senior management and the Board of Directors regarding the Firm's liquidity position.

Liquidity monitoring

The Firm monitors liquidity trends, tracks historical and prospective on– and off–balance sheet liquidity obligations, identifies and measures internal and external liquidity warning signals to permit early detection of liquidity issues, and manages contingency planning (including identification and testing of various company-specific and market-driven stress scenarios). Various tools, which together contribute to an overall firmwide liquidity perspective, are used to monitor and manage liquidity. Among others, these include: (i) analysis of the timing of liquidity sources versus liquidity uses (i.e., funding gaps) over periods ranging from overnight to one year; (ii) management of debt and capital issuances to ensure that the illiquid portion of the balance sheet can be funded by equity, long-term debt (including trust preferred capital debt securities) and deposits the Firm believes to be stable; and (iii) assessment of the Firm's capacity to raise incremental unsecured and secured funding.

Liquidity of the parent holding company and its nonbank subsidiaries is monitored independently as well as in conjunction with the liquidity of the Firm's bank subsidiaries. At the parent holding company level, long-term funding is managed to ensure that the parent holding company has, at a minimum, sufficient liquidity to cover its obligations and those of its nonbank subsidiaries within the next 12 months. For bank subsidiaries, the focus of liquidity risk management is on maintenance of unsecured and secured funding capacity sufficient to meet on– and off–balance sheet obligations.

A component of liquidity management is the Firm's contingency funding plan. The goal of the plan is to ensure appropriate liquidity during normal and stress periods. The plan considers various temporary and long-term stress scenarios where access to wholesale unsecured funding is severely limited or nonexistent, taking into account both on– and off–balance sheet exposures, and separately evaluates access to funding sources by the parent holding company and the Firm's bank subsidiaries.

Recent events

The extraordinary levels of volatility exhibited in global markets during the second half of 2008 began to subside in 2009. Market participants were able to regain access to the debt, equity and consumer loan securitization markets as spreads tightened and liquidity returned to the markets.

The Firm believes its liquidity position is strong, based on its liquidity metrics as of December 31, 2009. The Firm believes that its unsecured and secured funding capacity is sufficient to meet its on– and off–balance sheet obligations. JPMorgan Chase's long-dated funding, including core liabilities, exceeded illiquid assets.

On March 30, 2009, the Federal Reserve announced that, effective April 27, 2009, it would reduce the amount it lent against certain loans pledged as collateral to the Federal Reserve Banks for discount window or payment-system risk purposes, in order to reflect recent trends in the values of those types of collateral. On October 19, 2009, the Federal Reserve further reduced the amount it lent against such collateral. These changes by the Federal Reserve did not have a material impact on the Firm's aggregate funding capacity.

The Firm participated in the FDIC's Temporary Liquidity Guarantee Program (the "TLG Program"), which was implemented in late 2008 as a temporary measure to help restore confidence in the financial system. This program is comprised of two components: the Debt Guarantee Program that provided an FDIC guarantee for certain senior unsecured debt issued through October 31, 2009, and the Transaction Account Guarantee Program (the "TAG Program") that provides unlimited insurance on certain noninterest-bearing transaction accounts. The expiration date of the TAG Program was extended by six months, from December 31, 2009, to June 30, 2010, to provide continued support to those institutions most affected by the recent financial crisis and to phase out the program in an orderly manner. On October 22, 2009, the Firm notified the FDIC that, as of January 1, 2010, it would no longer participate in the TAG Program. As a result of the Firm's decision to opt out of the program, after December 31, 2009, funds held in noninterest-bearing transaction accounts will no longer be guaranteed in full, but will be insured up to $250,000 under the FDIC's general deposit rules. The insurance amount of $250,000 per depositor is in effect through December 31, 2013. On January 1, 2014, the insurance amount will return to $100,000 per depositor for all account categories except Individual Retirement Accounts ("IRAs") and certain other retirement accounts, which will remain at $250,000 per depositor.

Funding

Sources of funds

The deposits held by the RFS, CB, TSS and AM lines of business are generally stable sources of funding for JPMorgan Chase Bank, N.A. As of December 31, 2009, total deposits for the Firm were $938.4 billion, compared with $1.0 trillion at December 31, 2008. A significant portion of the Firm's deposits are retail deposits (38% at December 31, 2009), which are less sensitive to interest rate changes or market volatility and therefore are considered more stable than market-based (i.e., wholesale) liability balances. In addition, through the normal course of business, the Firm benefits from substantial liability balances originated by RFS, CB, TSS and AM. These franchise-generated liability balances include deposits, as well as deposits that are swept to on–balance sheet liabilities (e.g., commercial paper, federal funds purchased, and securities loaned or sold under repurchase agreements), a significant portion of which are considered to be stable and consistent sources of funding due to the nature of the businesses from which they are generated. For further discussions of deposit and liability balance trends, see the discussion of the results for the Firm's business segments and the Balance sheet analysis on pages 63–81 and 84–86, respectively, of this Annual Report.

Additional sources of funding include a variety of unsecured short- and long-term instruments, including federal funds purchased, certificates of deposit, time deposits, bank notes, commercial paper, long-term debt, trust preferred capital debt securities, preferred stock and common stock. Secured sources of funding include securities loaned or sold under repurchase agreements, asset-backed securitizations, and borrowings from the Chicago, Pittsburgh and San Francisco Federal Home Loan Banks. The Firm also borrows from the Federal Reserve (including discount-window borrowings, the Primary Dealer Credit Facility and the Term Auction Facility); however, the Firm does not view such borrowings from the Federal Reserve as a primary means of funding.

Issuance

Funding markets are evaluated on an ongoing basis to achieve an appropriate global balance of unsecured and secured funding at favorable rates. Generating funding from a broad range of sources in a variety of geographic locations enhances financial flexibility and limits dependence on any one source.

During 2009 and 2008, the Firm issued $19.7 billion and $20.8 billion, respectively, of FDIC-guaranteed long-term debt under the TLG Program, which became effective in October 2008. In 2009 the Firm also issued non-FDIC guaranteed debt of $16.1 billion, including $11.0 billion of senior notes and $2.5 billion of trust preferred capital debt securities, in the U.S. market, and $2.6 billion of senior notes in the European markets. In 2008 the Firm issued non-FDIC guaranteed debt of $23.6 billion, including $12.2 billion of senior notes and $1.8 billion of trust preferred capital debt securities in the U.S. market and $9.6 billion of senior notes in non-U.S. markets. Issuing non-FDIC guaranteed debt in the capital markets in 2009 was a prerequisite to redeeming the $25.0 billion of Series K Preferred Stock. In addition, during 2009 and 2008, JPMorgan Chase issued $15.5 billion and $28.0 billion, respectively, of IB structured notes that are included within long-term debt. During 2009 and 2008, $55.7 billion and $62.7 billion, respectively, of long-term debt (including trust preferred capital debt securities) matured or was redeemed, including $27.2 billion and $35.8 billion, respectively, of IB structured notes; the maturities or redemptions in 2009 offset the issuances during the period. During 2009 and 2008, the Firm also securitized $26.5 billion and $21.4 billion, respectively, of credit card loans.

Replacement capital covenants

In connection with the issuance of certain of its trust preferred capital debt securities and its noncumulative perpetual preferred stock, the Firm has entered into Replacement Capital Covenants ("RCCs"). These RCCs grant certain rights to the holders of "covered debt," as defined in the RCCs, that prohibit the repayment, redemption or purchase of such trust preferred capital debt securities and noncumulative perpetual preferred stock except, with limited exceptions, to the extent that JPMorgan Chase has received, in each such case, specified amounts of proceeds from the sale of certain qualifying securities. Currently, the Firm's covered debt is its 5.875% Junior Subordinated Deferrable Interest Debentures, Series O, due in 2035. For more information regarding these covenants, reference is made to the respective RCCs (including any supplements thereto) entered into by the Firm in relation to such trust preferred capital debt securities and noncumulative perpetual preferred stock, which are available in filings made by the Firm with the U.S. Securities and Exchange Commission.

Cash flows

For the years ended December 31, 2009, 2008 and 2007, cash and due from banks decreased $689 million, $13.2 billion and $268 million, respectively. The following discussion highlights the major activities and transactions that affected JPMorgan Chase's cash flows during 2009, 2008 and 2007.

Cash flows from operating activities

JPMorgan Chase's operating assets and liabilities support the Firm's capital markets and lending activities, including the origination or purchase of loans initially designated as held-for-sale. Operating assets and liabilities can vary significantly in the normal course of business due to the amount and timing of cash flows, which are affected by client-driven activities, market conditions and trading strategies. Management believes cash flows from operations, available cash balances and the Firm's ability to generate cash through short- and long-term borrowings are sufficient to fund the Firm's operating liquidity needs.

For the years ended December 31, 2009 and 2008, net cash provided by operating activities was $121.9 billion and $23.1 billion, respectively, while for the year ended December 31, 2007, net cash used in operating activities was $110.6 billion. In 2009, the net decline in trading assets and liabilities was affected by balance sheet management activities and the impact of the challenging capital markets environment that existed at December 31, 2008, and continued into the first half of 2009. In 2009 and 2008, net cash generated from operating activities was higher than net income, largely as a result of adjustments for non-cash items such as the provision for credit losses. In addition, for 2009 and 2008 proceeds from sales, securitizations and paydowns of loans originated or purchased with an initial intent to sell were higher than cash used to acquire such loans, but the cash flows from these loan activities remained at reduced levels as a result of the lower activity in these markets since the second half of 2007.

For the year ended December 31, 2007, the net cash used in trading activities reflected a more active capital markets environment, largely from client-driven market-making activities. Also during 2007, cash used to originate or purchase loans held-for-sale was higher than proceeds from sales, securitizations and paydowns of such loans, although these activities were affected by a significant deterioration in liquidity in the second half of 2007.

Cash flows from investing activities

The Firm's investing activities predominantly include originating loans to be held for investment, the AFS securities portfolio and other short-term interest-earning assets. For the year ended December 31, 2009, net cash of $29.4 billion was provided by investing activities, primarily from: a decrease in deposits with banks reflecting lower demand for inter-bank lending and lower deposits with the Federal Reserve Bank relative to the elevated levels at the end of 2008; a net decrease in the loan portfolio across most businesses, driven by continued lower customer demand and loan sales in the wholesale businesses, lower charge volume on credit cards, slightly higher credit card securitizations, and paydowns; and the maturity of all asset-backed commercial paper issued by money market mutual funds in connection with the AML facility of the Federal Reserve Bank of Boston. Largely offsetting these cash proceeds were net purchases of AFS securities associated with the Firm's management of interest rate risk and investment of cash resulting from an excess funding position.

For the year ended December 31, 2008, net cash of $283.7 billion was used in investing activities, primarily for: increased deposits with banks as the result of the availability of excess cash for short-term investment opportunities through interbank lending, and reserve balances held by the Federal Reserve (which became an investing activity in 2008, reflecting a policy change of the Federal Reserve to pay interest to depository institutions on reserve balances); net purchases of investment securities in the AFS portfolio to manage the Firm's exposure to interest rate movements; net additions to the wholesale loan portfolio from organic growth in CB; additions to the consumer prime mortgage portfolio as a result of the decision to retain, rather than sell, new originations of nonconforming prime mortgage loans; an increase in securities purchased under resale agreements reflecting growth in demand from clients for liquidity; and net purchases of asset-backed commercial paper from money market mutual funds in connection with the AML facility of the Federal Reserve Bank of Boston. Partially offsetting these uses of cash were proceeds from loan sales and securitization activities as well as net cash received from acquisitions and the sale of an investment. Additionally, in June 2008, in connection with the Bear Stearns merger, the Firm sold assets acquired from Bear Stearns to the FRBNY and received cash proceeds of $28.85 billion.

For the year ended December 31,2007, net cash of $74.2 billion was used in investing activities, primarily for: funding purchases in the AFS securities portfolio to manage the Firm's exposure to interest rate movements; net additions to the wholesale retained loan portfolios in IB, CB and AM, mainly as a result of business growth; a net increase in the consumer retained loan portfolio, primarily reflecting growth in RFS in home equity loans and net additions to the RFS's subprime mortgage loans portfolio (which was affected by management's decision in the third quarter to retain (rather than sell) new subprime mortgages); growth in prime mortgage loans originated by RFS and AM that were not eligible to be sold to U.S. government agencies or U.S. government-sponsored enterprises; and increases in securities purchased under resale agreements as a result of a higher level of cash that was available for short-term investment opportunities in connection with the Firm's efforts to build liquidity. These net uses of cash were partially offset by cash proceeds received from sales and maturities of AFS securities and from credit card, residential mortgage, student and wholesale loan sales and securitization activities.

Cash flows from financing activities

The Firm's financing activities primarily reflect cash flows related to raising customer deposits, and issuing long-term debt (including trust preferred capital debt securities) as well as preferred and common stock. In 2009, net cash used in financing activities was $152.2 billion; this reflected a decline in wholesale deposits, predominantly in TSS, driven by the continued normalization of wholesale deposit levels resulting from the mitigation of credit concerns, compared with the heightened market volatility and credit concerns in the latter part of 2008; a decline in other borrowings, due to the absence of borrowings from the Federal Reserve under the Term Auction Facility program; net repayments of advances from Federal Home Loan Banks and the maturity of the nonrecourse advances under the Federal Reserve Bank of Boston AML Facility; the June 17, 2009, repayment in full of the $25.0 billion principal amount of Series K Preferred Stock issued to the U.S. Treasury; and the payment of cash dividends on common and preferred stock. Cash was also used for the net repayment of long-term debt and trust preferred capital debt securities, as issuances of FDIC-guaranteed debt and non-FDIC guaranteed debt in both the U.S. and European markets were more than offset by redemptions. Cash proceeds resulted from an increase in securities loaned or sold under repurchase agreements, partly attributable to favorable pricing and to financing the increased size of the Firm's AFS securities portfolio; and the issuance of $5.8 billion of common stock. There were no repurchases in the open market of common stock or the warrants during 2009.

In 2008, net cash provided by financing activities was $247.8 billion due to: growth in wholesale deposits, in particular, interest- and noninterest-bearing deposits in TSS (driven by both new and existing clients, and due to the deposit inflows related to the heightened volatility and credit concerns affecting the global markets that began in the third quarter of 2008), as well as increases in AM and CB (due to organic growth); proceeds of $25.0 billion from the issuance of preferred stock and the Warrant to the U.S. Treasury under the Capital Purchase Program; additional issuances of common stock and preferred stock used for general corporate purposes; an increase in other borrowings due to nonrecourse secured advances under the Federal Reserve Bank of Boston AML Facility to fund the purchase of asset-backed commercial paper from money market mutual funds; increases in federal funds purchased and securities loaned or sold under repurchase agreements in connection with higher client demand for liquidity and to finance growth in the Firm's AFS securities portfolio; and a net increase in long-term debt due to a combination of non-FDIC guaranteed debt and trust preferred capital debt securities issued prior to December 4, 2008, and the issuance of $20.8 billion of FDIC-guaranteed long-term debt issued during the fourth quarter of 2008. The fourth-quarter FDIC-guaranteed debt issuance was offset partially by maturities of non-FDIC guaranteed long-term debt during the same period. The increase in long-term debt (including trust preferred capital debt securities) was used primarily to fund certain illiquid assets held by the parent holding company and to build liquidity. Cash was also used to pay dividends on common and preferred stock. The Firm did not repurchase any shares of its common stock during 2008.

In 2007, net cash provided by financing activities was $184.1 billion due to a net increase in wholesale deposits from growth in business volumes, in particular, interest-bearing deposits at TSS, AM and CB; net issuances of long-term debt (including trust preferred capital debt securities) primarily to fund certain illiquid assets held by the parent holding company and build liquidity, and by IB from client-driven structured notes transactions; and growth in commercial paper issuances and other borrowed funds due to growth in the volume of liability balances in sweep accounts in TSS and CB, and to fund trading positions and to further build liquidity. Cash was used to repurchase common stock and pay dividends on common stock.

Credit ratings

The cost and availability of financing are influenced by credit ratings. Reductions in these ratings could have an adverse effect on the Firm's access to liquidity sources, increase the cost of funds, trigger additional collateral or funding requirements and decrease the number of investors and counterparties willing to lend to the Firm. Additionally, the Firm's funding requirements for VIEs and other third-party commitments may be adversely affected. For additional information on the impact of a credit ratings downgrade on the funding requirements for VIEs, and on derivatives and collateral agreements, see Special-purpose entities on pages 86–87 and Ratings profile of derivative receivables marked to market ("MTM"), and Note 5 on page 111 and pages 175–183, respectively, of this Annual Report.

Critical factors in maintaining high credit ratings include a stable and diverse earnings stream, strong capital ratios, strong credit quality and risk management controls, diverse funding sources, and disciplined liquidity monitoring procedures.

The credit ratings of the parent holding company and each of the Firm's significant banking subsidiaries as of January 15, 2010, were as follows.

	Short-term debt			Senior long-term debt		
	Moody's	S&P	Fitch	Moody's	S&P	Fitch
JPMorgan Chase & Co.	P-1	A-1	F1+	Aa3	A+	AA-
JPMorgan Chase Bank, N.A.	P-1	A-1+	F1+	Aa1	AA-	AA-
Chase Bank USA, N.A.	P-1	A-1+	F1+	Aa1	AA-	AA-

Ratings actions affecting the Firm

On March 4, 2009, Moody's revised the outlook on the Firm to negative from stable. This action was the result of Moody's view that the Firm's ability to generate capital would be adversely affected by higher credit costs due to the global recession. The rating action by Moody's in the first quarter of 2009 did not have a material impact on the cost or availability of the Firm's funding. At December 31, 2009, Moody's outlook remained negative.

Ratings from S&P and Fitch on JPMorgan Chase and its principal bank subsidiaries remained unchanged at December 31, 2009, from December 31, 2008. At December 31, 2009, S&P's outlook remained negative, while Fitch's outlook remained stable.

Following the Firm's earnings release on January 15, 2010, S&P and Moody's announced that their ratings on the Firm remained unchanged.

If the Firm's senior long-term debt ratings were downgraded by one additional notch, the Firm believes the incremental cost of funds or loss of funding would be manageable, within the context of current market conditions and the Firm's liquidity resources. JPMorgan Chase's unsecured debt does not contain requirements that would call for an acceleration of payments, maturities or changes in the structure of the existing debt, provide any limitations on future borrowings or require additional collateral, based on unfavorable changes in the Firm's credit ratings, financial ratios, earnings, or stock price.

On February 24, 2009, S&P lowered the ratings on the trust preferred capital debt securities and other hybrid securities of 45 U.S. financial institutions, including those of JPMorgan Chase & Co. The Firm's ratings on trust preferred capital debt and noncumulative perpetual preferred securities were lowered from A- to BBB+. This action was the result of S&P's general view that there is an increased likelihood of issuers suspending interest and dividend payments in the current environment. This action by S&P did not have a material impact on the cost or availability of the Firm's funding.

On December 22, 2009, Moody's lowered the ratings on certain of the Firm's hybrid securities. The downgrades were consistent with Moody's revised guidelines for rating hybrid securities and subordinated debt. The ratings of junior subordinated debt securities with cumulative deferral features were lowered to A2 from A1, while those of cumulative preferred securities were downgraded to A3 from A2, and ratings for non-cumulative preferred securities were lowered to Baa1 from A2.

On January 29, 2010, Fitch downgraded 592 hybrid capital instruments issued by banks and other non-bank financial institutions, including those issued by the Firm. This action was in line with Fitch's revised hybrid ratings methodology. The Firm's trust preferred debt and hybrid preferred securities were downgraded by one notch to A.

Ratings actions affecting Firm-sponsored securitization trusts
In 2009, in light of increasing levels of losses in the Firm-sponsored securitization trusts due to the then worsening economic environment, S&P, Moody's and Fitch took various ratings actions with respect to the securities issued by the Firm's credit card securitization trusts, including the Chase Issuance Trust, Chase Credit Card Master Trust, Washington Mutual Master Note Trust and SCORE Credit Card Trust, including placing the ratings of certain securities of such Trusts on negative credit watch or review for possible downgrade, and, in a few circumstances, downgrading the ratings of some of the securities.

On May 12, 2009, the Firm took certain actions to increase the credit enhancement underlying the credit card asset-backed securities of the Chase Issuance Trust. As a result of these actions, the ratings of all asset-backed credit card securities of the Chase Issuance Trust were affirmed by the credit rating agencies, except for a negative rating outlook by Fitch which remains, as of December 31, 2009, on the subordinated securities of the Chase Issuance Trust.

On May 19, 2009, the Firm removed from the Washington Mutual Master Note Trust all remaining credit card receivables that had been originated by Washington Mutual. As a result of this action, the ratings of all asset-backed credit card securities of the Washington Mutual Master Note Trust were raised or affirmed by the credit rating agencies, with the exception that the senior securities of the Washington Mutual Master Note Trust were downgraded by S&P on December 23, 2009. S&P's action was the result of their consideration of a linkage between the ratings of the securities of Washington Mutual Master Note Trust and the Firm's own ratings as a result of the consolidation onto the Firm's Consolidated Balance Sheet of the assets and liabilities of the Washington Mutual Master Note Trust following the Firm's actions on May 19, 2009 (please refer to page 208 under Note 15 of this Annual Report).

The Firm did not take any actions to increase the credit enhancement underlying securitizations issued by the Chase Credit Card Master Trust and the SCORE Credit Card Trust during 2009. Certain mezzanine securities and subordinated securities of the Chase Credit Card Master Trust were downgraded by S&P and Moody's on August 6, 2009, and July 10, 2009, respectively. The senior and subordinated securities of the SCORE Credit Card Trust were placed on review for possible downgrade by Moody's on January 20, 2010.

The Firm believes the ratings actions described above did not have a material impact on the Firm's liquidity and ability to access the asset-backed securitization market.

With the exception of the Washington Mutual Master Note Trust as described above, the ratings on the Firm's asset-backed securities programs are currently independent of the Firm's own ratings. However, no assurance can be given that the credit rating agencies will not in the future consider there being a linkage between the ratings of the Firm's asset-backed securities programs and the Firm's own ratings as a result of accounting guidance for QSPEs and VIEs that became effective January 1, 2010. For a further discussion of the new FASB guidance, see "Accounting and reporting developments" and Note 16 on pages 140–142 and 214–222, respectively, of this Annual Report.

CREDIT RISK MANAGEMENT

Credit risk is the risk of loss from obligor or counterparty default. The Firm provides credit (for example, through loans, lending-related commitments, guarantees and derivatives) to a variety of customers, from large corporate and institutional clients to the individual consumer. For the wholesale business, credit risk management includes the distribution of the Firm's syndicated loan originations into the marketplace with exposure held in the retained portfolio averaging less than 10%. Wholesale loans generated by CB and AM are generally retained on the balance sheet. With regard to the consumer credit market, the Firm focuses on creating a portfolio that is diversified from both a product and a geographic perspective. Loss mitigation strategies are being employed for all home lending portfolios. These strategies include rate reductions, forbearance and other actions intended to minimize economic loss and avoid foreclosure. In the mortgage business, originated loans are either retained in the mortgage portfolio or securitized and sold to U.S. government agencies and U.S. government-sponsored enterprises.

Credit risk organization

Credit risk management is overseen by the Chief Risk Officer and implemented within the lines of business. The Firm's credit risk management governance consists of the following functions:

- establishing a comprehensive credit risk policy framework
- monitoring and managing credit risk across all portfolio segments, including transaction and line approval
- assigning and managing credit authorities in connection with the approval of all credit exposure
- managing criticized exposures and delinquent loans
- calculating the allowance for credit losses and ensuring appropriate credit risk-based capital management

Risk identification

The Firm is exposed to credit risk through lending and capital markets activities. Credit risk management works in partnership with the business segments in identifying and aggregating exposures across all lines of business.

Risk measurement

To measure credit risk, the Firm employs several methodologies for estimating the likelihood of obligor or counterparty default. Methodologies for measuring credit risk vary depending on several factors, including type of asset (e.g., consumer installment versus wholesale loan), risk measurement parameters (e.g., delinquency status and credit bureau score versus wholesale risk-rating) and risk management and collection processes (e.g., retail collection center versus centrally managed workout groups). Credit risk measurement is based on the amount of exposure should the obligor or the counterparty default, the probability of default and the loss severity given a default event. Based on these factors and related market-based inputs, the Firm estimates both probable and unexpected losses for the wholesale and consumer portfolios. Probable losses, reflected in the provision for credit losses, are based primarily upon statistical estimates of credit losses as a result of obligor or counterparty default. However, probable losses are not the sole indicators of risk. If losses were entirely predictable, the probable loss rate could be factored into pricing and covered as a normal and recurring cost of doing business. Unexpected losses, reflected in the allocation of credit risk capital, represent the potential volatility of actual losses relative to the probable level of losses. Risk measurement for the wholesale portfolio is assessed primarily on a risk-rated basis; for the consumer portfolio, it is assessed primarily on a credit-scored basis.

Risk-rated exposure

For portfolios that are risk-rated (generally held in IB, CB, TSS and AM), probable and unexpected loss calculations are based on estimates of probability of default and loss given default. Probability of default is the expected default calculated on an obligor basis. Loss given default is an estimate of losses given a default event and takes into consideration collateral and structural support for each credit facility. Calculations and assumptions are based on management information systems and methodologies which are under continual review. Risk ratings are assigned to differentiate risk within the portfolio and are reviewed on an ongoing basis by Credit Risk Management and revised, if needed, to reflect the borrowers' current financial position, risk profiles and the related collateral and structural positions.

Credit-scored exposure

For credit-scored portfolios (generally held in RFS and CS), probable loss is based on a statistical analysis of inherent losses over discrete periods of time. Probable losses are estimated using sophisticated portfolio modeling, credit scoring and decision-support tools to project credit risks and establish underwriting standards. In addition, common measures of credit quality derived from historical loss experience are used to predict consumer losses. Other risk characteristics evaluated include recent loss experience in the portfolios, changes in origination sources, portfolio seasoning, loss severity and underlying credit practices, including charge-off policies. These analyses are applied to the Firm's current portfolios in order to estimate delinquencies and severity of losses, which determine the amount of probable losses. These factors and analyses are updated at least on a quarterly basis or more frequently as market conditions dictate.

Risk monitoring

The Firm has developed policies and practices that are designed to preserve the independence and integrity of the approval and decision-making process of extending credit, and to ensure credit risks are assessed accurately, approved properly, monitored regularly and managed actively at both the transaction and portfolio levels. The policy framework establishes credit approval authorities, concentration limits, risk-rating methodologies, portfolio review parameters and guidelines for management of distressed exposure. Wholesale credit risk is monitored regularly on both an aggregate portfolio level and on an individual customer basis. Management of the Firm's wholesale exposure is accomplished through a number of means including loan syndication and participations, loan sales, securitizations, credit derivatives, use of master netting agreements and collateral and other risk-reduction techniques, which are further discussed in the following risk sections. For consumer credit risk, the key focus items are trends and concentrations at the portfolio level, where potential problems can be remedied through changes in underwriting policies and portfolio guidelines. Consumer Credit Risk Management monitors trends against business expectations and industry benchmarks.

Risk reporting

To enable monitoring of credit risk and decision-making, aggregate credit exposure, credit quality forecasts, concentrations levels and risk profile changes are reported regularly to senior credit risk management. Detailed portfolio reporting of industry, customer, product and geographic concentrations occurs monthly, and the appropriateness of the allowance for credit losses is reviewed by senior management at least on a quarterly basis. Through the risk reporting and governance structure, credit risk trends and limit exceptions are provided regularly to, and discussed with, senior management, as mentioned on page 94 of this Annual Report.

2009 Credit risk overview

During 2009, the credit environment experienced further deterioration compared with 2008, resulting in increased defaults, downgrades and reduced liquidity. In the first part of the year, the pace of deterioration increased, adversely affecting many financial institutions and impacting the functioning of credit markets, which remained weak. The pace of deterioration also gave rise to a high level of uncertainty regarding the ultimate extent of the downturn. The Firm's credit portfolio was affected by these market conditions and experienced continued deteriorating credit quality, especially in the first part of the year, generally consistent with the market.

For the wholesale portfolio, criticized assets, nonperforming assets and charge-offs increased significantly from 2008, reflecting continued weakness in the portfolio, particularly in commercial real estate. In the latter part of the year, there were some positive indicators, for example, loan origination activity and market liquidity improved and credit spreads tightened. The wholesale businesses have remained focused on actively managing the portfolio, including ongoing, in-depth reviews of credit quality and industry, product and client concentrations. Underwriting standards across all areas of lending have remained under review and strengthened where appropriate, consistent with evolving market conditions and the Firm's risk management activities. In light of the current market conditions, the wholesale allowance for loan loss coverage ratio has been strengthened to 3.57% from 2.64% at the end of 2008.

The consumer portfolio credit performance continued to be negatively affected by the economic environment of 2009. Higher unemployment and weaker overall economic conditions have led to a significant increase in the number of loans charged off, while continued weak housing prices have driven a significant increase in the severity of loss recognized on real estate loans that defaulted. During 2009, the Firm took proactive action to assist homeowners most in need of financial assistance, including participation in the U.S. Treasury Making Home Affordable ("MHA") programs, which are designed to assist eligible homeowners in a number of ways, one of which is by modifying the terms of their mortgages. The MHA programs and the Firm's other loss-mitigation programs for financially troubled borrowers generally represent various concessions, such as term extensions, rate reductions and deferral of principal payments that would have been required under the terms of the original agreement. The Firm's loss-mitigation programs are intended to minimize economic loss to the Firm, while providing alternatives to foreclosure.

More detailed discussion of the domestic consumer credit environment can be found in Consumer Credit Portfolio on pages 114–123 of this Annual Report.

CREDIT PORTFOLIO

The following table presents JPMorgan Chase's credit portfolio as of December 31, 2009 and 2008. Total credit exposure at December 31, 2009, decreased by $322.6 billion from December 31, 2008, reflecting decreases of $170.5 billion in the wholesale portfolio and $152.1 billion in the consumer portfolio. During 2009, lending-related commitments decreased by $130.3 billion, managed loans decreased by $112.4 billion and derivative receivables decreased by $82.4 billion.

While overall portfolio exposure declined, the Firm provided more than $600 billion in new loans and lines of credit to consumer and wholesale clients in 2009, including individuals, small businesses, large corporations, not-for-profit organizations, U.S. states and municipalities, and other financial institutions.

In the table below, reported loans include loans retained; loans held-for-sale (which are carried at the lower of cost or fair value, with changes in value recorded in noninterest revenue); and loans accounted for at fair value. Loans retained are presented net of unearned income, unamortized discounts and premiums, and net deferred loan costs; for additional information, see Note 13 on pages 200–204 of this Annual Report. Nonperforming assets include nonaccrual loans and assets acquired in satisfaction of debt (primarily real estate owned). Nonaccrual loans are those for which the accrual of interest has been suspended in accordance with the Firm's accounting policies, which are described in Note 13 on pages 200–204 of this Annual Report. Average retained loan balances are used for the net charge-off rate calculations.

Total credit portfolio

As of or for the year ended December 31, (in millions, except ratios)	Credit exposure		Nonperforming assets(c)(d)		90 days or more past due and still accruing(d)		Net charge-offs		Average annual net charge-off rate(e)(f)	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Total credit portfolio										
Loans retained	$ 627,218	$ 728,915	$ 17,219	$ 8,921	$ 4,355	$ 3,275	$ 22,965	$ 9,835	3.42%	1.73 %
Loans held-for-sale	4,876	8,287	234	12	—	—	—	—	—	—
Loans at fair value	1,364	7,696	111	20	—	—	—	—	—	—
Loans – reported	633,458	744,898	17,564	8,953	4,355	3,275	22,965	9,835	3.42	1.73
Loans – securitized(a)	84,626	85,571	—	—	2,385	1,802	6,443	3,612	7.55	4.53
Total managed loans	718,084	830,469	17,564	8,953	6,740	5,077	29,408	13,447	3.88	2.08
Derivative receivables	80,210	162,626	529	1,079	—	—	NA	NA	NA	NA
Receivables from customers	15,745	16,141	—	—	—	—	NA	NA	NA	NA
Interests in purchased receivables	2,927	—	—	—	—	—	—	—	—	—
Total managed credit-related assets	816,966	1,009,236	18,093	10,032	6,740	5,077	29,408	13,447	3.88	2.08
Lending-related commitments	991,095	1,121,378	NA	NA	NA	NA	NA	NA	NA	NA
Assets acquired in loan satisfactions										
Real estate owned	NA	NA	1,548	2,533	NA	NA	NA	NA	NA	NA
Other	NA	NA	100	149	NA	NA	NA	NA	NA	NA
Total assets acquired in loan satisfactions	NA	NA	1,648	2,682	NA	NA	NA	NA	NA	NA
Total credit portfolio	$ 1,808,061	$ 2,130,614	$ 19,741	$12,714	$ 6,740	$ 5,077	$ 29,408	$ 13,447	3.88%	2.08 %
Net credit derivative hedges notional(b)	$ (48,376)	$ (91,451)	$ (139)	$ —	NA	NA	NA	NA	NA	NA
Liquid securities collateral held against derivatives	(15,519)	(19,816)	NA	NA	NA	NA	NA	NA	NA	NA

(a) Represents securitized credit card receivables. For further discussion of credit card securitizations, see Note 15 on pages 206–213 of this Annual Report.

(b) Represents the net notional amount of protection purchased and sold of single-name and portfolio credit derivatives used to manage both performing and nonperforming credit exposures; these derivatives do not qualify for hedge accounting under U.S. GAAP. For additional information, see Credit derivatives on pages 111–112 and Note 5 on pages 175–183 of this Annual Report.

(c) At December 31, 2009 and 2008, nonperforming loans and assets excluded: (1) mortgage loans insured by U.S. government agencies of $9.0 billion and $3.0 billion, respectively; (2) real estate owned insured by U.S. government agencies of $579 million and $364 million, respectively; and (3) student loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program of $542 million and $437 million, respectively. These amounts are excluded, as reimbursement is proceeding normally. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance. Under guidance issued by the Federal Financial Institutions Examination Council, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier.

(d) Excludes purchased credit-impaired loans that were acquired as part of the Washington Mutual transaction, which are accounted for on a pool basis. Since each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows, the past due status of the pools, or that of individual loans within the pools, is not meaningful. Because the Firm is recognizing interest income on each pool of loans, they are all considered to be performing.

(e) Net charge-off ratios were calculated using: (1) average retained loans of $672.3 billion and $567.0 billion for the years ended December 31, 2009 and 2008, respectively; (2) average securitized loans of $85.4 billion and $79.6 billion for the years ended December 31, 2009 and 2008, respectively; and (3) average managed loans of $757.7 billion and $646.6 billion for the years ended December 31, 2009 and 2008, respectively.

(f) Firmwide net charge-off ratios were calculated including average purchased credit-impaired loans of $85.4 billion and $22.3 billion at December 31, 2009 and 2008, respectively. Excluding the impact of purchased credit-impaired loans, the total Firm's managed net charge-off rate would have been 4.37% and 2.15% respectively.

WHOLESALE CREDIT PORTFOLIO

As of December 31, 2009, wholesale exposure (IB, CB, TSS and AM) decreased by $170.5 billion from December 31, 2008. The $170.5 billion decrease was primarily driven by decreases of $82.4 billion of derivative receivables, $57.9 billion of loans and $32.7 billion of lending-related commitments. The decrease in derivative receivables was primarily related to tightening credit spreads, volatile foreign exchange rates and rising rates on interest rate swaps. Loans and lending-related commitments decreased across most wholesale lines of business, as lower customer demand continued to affect the level of lending activity.

Wholesale

As of or for the year ended December 31, (in millions)	Credit exposure		Nonperforming loans[b]		90 days past due and still accruing	
	2009	2008	**2009**	2008	**2009**	2008
Loans retained	**$ 200,077**	$ 248,089	**$ 6,559**	$ 2,350	**$ 332**	$ 163
Loans held-for-sale	**2,734**	6,259	**234**	12	**—**	—
Loans at fair value	**1,364**	7,696	**111**	20	**—**	—
Loans – reported	**$ 204,175**	$ 262,044	**$ 6,904**	$ 2,382	**$ 332**	$ 163
Derivative receivables	**80,210**	162,626	**529**	1,079	**—**	—
Receivables from customers	**15,745**	16,141	**—**	—	**—**	—
Interests in purchased receivables	**2,927**	—	**—**	—	**—**	—
Total wholesale credit-related assets	**303,057**	440,811	**7,433**	3,461	**332**	163
Lending-related commitments	**347,155**	379,871	**NA**	NA	**NA**	NA
Total wholesale credit exposure	**$ 650,212**	$ 820,682	**$ 7,433**	$ 3,461	**$ 332**	$ 163
Net credit derivative hedges notional[a]	**$ (48,376)**	$ (91,451)	**$ (139)**	$ —	**NA**	NA
Liquid securities collateral held against derivatives	**(15,519)**	(19,816)	**NA**	NA	**NA**	NA

(a) Represents the net notional amount of protection purchased and sold of single-name and portfolio credit derivatives used to manage both performing and nonperforming credit exposures; these derivatives do not qualify for hedge accounting under U.S. GAAP. For additional information, see Credit derivatives on pages 111–112, and Note 5 on pages 175–183 of this Annual Report.

(b) Excludes assets acquired in loan satisfactions. For additional information, see the wholesale nonperforming assets by line of business segment table on pages 108–109 of this Annual Report.

The following table presents summaries of the maturity and ratings profiles of the wholesale portfolio as of December 31, 2009 and 2008. The ratings scale is based on the Firm's internal risk ratings, which generally correspond to the ratings as defined by S&P and Moody's.

Wholesale credit exposure – maturity and ratings profile

December 31, 2009 (in billions, except ratios)	Maturity profile[c] Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total	Ratings profile Investment-grade ("IG") AAA/Aaa to BBB-/Baa3	Noninvestment-grade BB+/Ba1 & below	Total	Total % of IG
Loans	**29%**	**40%**	**31%**	**100%**	**$ 118**	**$ 82**	**$ 200**	**59%**
Derivative receivables	**12**	**42**	**46**	**100**	**61**	**19**	**80**	**76**
Lending-related commitments	**41**	**57**	**2**	**100**	**281**	**66**	**347**	**81**
Total excluding loans held-for-sale and loans at fair value	**34%**	**50%**	**16%**	**100%**	**$ 460**	**$ 167**	**627**	**73%**
Loans held-for-sale and loans at fair value[a]							**4**	
Receivables from customers							**16**	
Interests in purchased receivables							**3**	
Total exposure							**$ 650**	
Net credit derivative hedges notional[b]	**49%**	**42%**	**9%**	**100%**	**$ (48)**	**$ —**	**$ (48)**	**100%**

December 31, 2008 (in billions, except ratios)	Maturity profile[c] Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total	Ratings profile Investment-grade ("IG") AAA/Aaa to BBB-/Baa3	Noninvestment-grade BB+/Ba1 & below	Total	Total % of IG
Loans	32%	43%	25%	100%	$ 161	$ 87	$ 248	65%
Derivative receivables	31	36	33	100	127	36	163	78
Lending-related commitments	37	59	4	100	317	63	380	83
Total excluding loans held-for-sale and loans at fair value	34%	50%	16%	100%	$ 605	$ 186	791	77%
Loans held-for-sale and loans at fair value[a]							14	
Receivables from customers							16	
Total exposure							$ 821	
Net credit derivative hedges notional[b]	47%	47%	6%	100%	$ (82)	$ (9)	$ (91)	90%

(a) Loans held-for-sale and loans at fair value relate primarily to syndicated loans and loans transferred from the retained portfolio.
(b) Represents the net notional amounts of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting under U.S. GAAP.
(c) The maturity profile of loans and lending-related commitments is based on the remaining contractual maturity. The maturity profile of derivative receivables is based on the maturity profile of average exposure. See Derivative contracts on pages 110–112 of this Annual Report for further discussion of average exposure.

Wholesale credit exposure – selected industry exposures

The Firm focuses on the management and diversification of its industry exposures, with particular attention paid to industries with actual or potential credit concerns. Customer receivables representing primarily margin loans to prime and retail brokerage clients of $15.7 billion are included in the table. These margin loans are generally fully collateralized by cash or highly liquid securities to satisfy daily minimum collateral requirements. Exposures deemed criticized generally represent a ratings profile similar to a rating of "CCC+"/"Caa1" and lower, as defined by S&P and Moody's. The total criticized component of the portfolio, excluding loans held-for-sale and loans at fair value, increased to $33.2 billion at December 31, 2009, from $26.0 billion at year-end 2008. The increase was primarily related to downgrades within the portfolio.

During the fourth quarter of 2009, the Firm revised certain industry classifications to better reflect risk correlations and enhance the Firm's management of industry risk. Below are summaries of the top 25 industry exposures as of December 31, 2009 and 2008. For additional information on industry concentrations, see Note 32 on pages 242–243 of this Annual Report.

Wholesale credit exposure – selected industry exposures

December 31, 2009 (in millions, except ratios)	Credit exposure(d)	% of portfolio	Investment grade	Noninvestment-grade: Noncriticized	Noninvestment-grade: Criticized	% of criticized portfolio	Net charge-offs/ (recoveries)	Credit derivative hedges(e)	Collateral held against derivative receivables(f)
Top 25 industries[a]									
Real estate	$ 68,509	11%	55%	$ 18,810	$ 11,975	36%	$ 688	$ (1,168)	$ (35)
Banks and finance companies	54,053	9	81	8,424	2,053	6	719	(3,718)	(8,353)
Healthcare	35,605	6	83	5,700	329	1	10	(2,545)	(125)
State and municipal governments	34,726	5	93	1,850	466	1	—	(204)	(193)
Utilities	27,178	4	81	3,877	1,238	4	182	(3,486)	(360)
Consumer products	27,004	4	64	9,105	515	2	35	(3,638)	(4)
Asset managers	24,920	4	82	3,742	680	2	7	(40)	(2,105)
Oil and gas	23,322	4	73	5,854	386	1	16	(2,567)	(6)
Retail and consumer services	20,673	3	58	7,867	782	2	35	(3,073)	—
Holding companies	16,018	3	86	2,107	110	—	275	(421)	(320)
Technology	14,169	2	63	4,004	1,288	4	28	(1,730)	(130)
Insurance	13,421	2	69	3,601	599	2	7	(2,735)	(793)
Machinery and equipment manufacturing	12,759	2	57	5,122	350	1	12	(1,327)	(1)
Metals/mining	12,547	2	56	4,906	639	2	24	(1,963)	—
Media	12,379	2	55	3,898	1,692	5	464	(1,606)	—
Telecom services	11,265	2	69	3,273	251	1	31	(3,455)	(62)
Securities firms and exchanges	10,832	2	76	2,467	145	—	—	(289)	(2,139)
Business services	10,667	2	61	3,859	344	1	8	(107)	—
Building materials/construction	10,448	2	43	4,537	1,399	4	98	(1,141)	—
Chemicals/plastics	9,870	2	67	2,626	611	2	22	(1,357)	—
Transportation	9,749	1	66	2,745	588	2	61	(870)	(242)
Central government	9,557	1	99	77	—	—	—	(4,814)	(30)
Automotive	9,357	1	41	4,252	1,240	4	52	(1,541)	—
Leisure	6,822	1	40	2,274	1,798	5	151	(301)	—
Agriculture/paper manufacturing	5,801	1	37	3,132	500	2	10	(897)	—
All other[b]	135,791	22	86	15,448	3,205	10	197	(3,383)	(621)
Subtotal	$ 627,442	100%	73%	$ 133,557	$ 33,183	100%	$ 3,132	$ (48,376)	$ (15,519)
Loans held-for-sale and loans at fair value	4,098				1,545				
Receivables from customers	15,745								
Interest in purchased receivables[c]	2,927								
Total	$ 650,212			$ 133,557	$ 34,728		$ 3,132	$ (48,376)	$ (15,519)

December 31, 2008 (in millions, except ratios)	Credit exposure(d)	% of portfolio	Investment grade	Noninvestment-grade		% of criticized portfolio	Net charge-offs/ (recoveries)	Credit derivative hedges(e)	Collateral held against derivative receivables(f)
				Noncriticized	Criticized				
Top 25 industries[a]									
Real estate	$ 80,284	10%	70%	$ 17,849	$ 5,961	23%	$ 212	$ (2,141)	$ (48)
Banks and finance companies	75,577	10	79	12,953	2,849	11	28	(5,016)	(9,457)
Healthcare	38,032	5	83	6,092	436	2	2	(5,338)	(199)
State and municipal governments	36,772	5	94	1,278	847	3	—	(677)	(134)
Utilities	34,246	4	83	5,844	114	—	3	(9,007)	(65)
Consumer products	29,766	4	65	9,504	792	3	32	(8,114)	(54)
Asset managers	49,256	6	85	6,418	819	3	15	(115)	(5,303)
Oil and gas	24,746	3	75	5,940	231	1	15	(6,627)	(7)
Retail and consumer services	23,223	3	54	9,357	1,311	5	(6)	(6,120)	(55)
Holding companies	14,466	2	70	4,182	116	1	(1)	(689)	(309)
Technology	17,025	2	67	5,391	230	1	—	(3,922)	(3)
Insurance	17,744	2	78	3,138	712	3	—	(5,016)	(846)
Machinery and equipment manufacturing	14,501	2	64	5,095	100	—	22	(3,743)	(6)
Metals/mining	14,980	2	61	5,579	262	1	(7)	(3,149)	(3)
Media	13,177	2	61	3,779	1,305	5	26	(3,435)	—
Telecom services	13,237	2	63	4,368	499	2	(5)	(7,073)	(92)
Securities firms and exchanges	25,590	3	81	4,744	138	1	—	(151)	(898)
Business services	11,247	1	64	3,885	145	1	46	(357)	—
Building materials/construction	12,065	2	49	4,925	1,342	5	22	(2,601)	—
Chemicals/plastics	11,719	1	66	3,357	591	2	5	(2,709)	—
Transportation	10,253	1	64	3,364	319	1	—	(1,567)	—
Central government	14,441	2	98	276	—	—	—	(4,548)	(35)
Automotive	11,448	1	52	3,687	1,775	7	(1)	(2,975)	(1)
Leisure	8,158	1	42	2,827	1,928	7	(1)	(721)	—
Agriculture/paper manufacturing	6,920	1	43	3,226	726	3	1	(835)	—
All other[b]	181,713	23	86	22,321	2,449	9	(6)	(4,805)	(2,301)
Subtotal	$ 790,586	100%	77%	$ 159,379	$ 25,997	100%	$ 402	$ (91,451)	$ (19,816)
Loans held-for-sale and loans at fair value	13,955				2,258				
Receivables from customers	16,141								
Interest in purchased receivables[c]	—								
Total	$ 820,682			$ 159,379	$ 28,255		$ 402	$ (91,451)	$ (19,816)

(a) Rankings are based on exposure at December 31, 2009. The rankings of the industries presented in the 2008 table are based on the rankings of such industries at year-end 2009, not actual rankings in 2008.
(b) For more information on exposures to SPEs included in all other, see Note 16 on pages 214–222 of this Annual Report.
(c) Represents undivided interests in pools of receivables and similar types of assets due to the consolidation during 2009 of one of the Firm-administered multi-seller conduits.
(d) Credit exposure is net of risk participations and excludes the benefit of credit derivative hedges and collateral held against derivative receivables or loans.
(e) Represents the net notional amounts of protection purchased and sold of single-name and portfolio credit derivatives used to manage the credit exposures; these derivatives do not qualify for hedge accounting.
(f) Represents other liquid securities collateral held by the Firm as of December 31, 2009 and 2008, respectively.

Presented below is a discussion of several industries to which the Firm has significant exposure, as well as industries the Firm continues to monitor because of actual or potential credit concerns. For additional information, refer to the tables above and on the preceding page.

- Real estate: Exposure to this industry decreased by 15% or $11.8 billion from 2008 as loans and commitments were managed down, predominantly through repayments and loans sales. This sector continues to be challenging as property values in the U.S. remain under pressure, particularly in certain regions. The ratios of nonperforming loans and net charge-offs to loans have increased from 2008 due to deterioration in the commercial real estate portfolio, particularly in the latter half of 2009. The multi-family portfolio, which represents almost half of the commercial real estate exposure, accounts for the smallest proportion of nonperforming loans and net charge-offs. The commercial lessors portfolio involves real estate leased to retail, industrial and office space tenants, while the commercial construction and development portfolio includes financing for the construction of office and professional buildings and malls. Commercial real estate exposure in CB is predominantly secured; CB's exposure represents the majority of the Firm's commercial real estate exposure. IB manages less than one fifth of the total Firm's commercial real estate exposure; IB's exposure represents primarily unsecured lending to Real Estate Investment Trust ("REITs"), lodging, and home-building clients. The increase in criticized real estate exposure was largely a result of downgrades within the overall portfolio reflecting the continued weakening credit environment.

The following table presents additional information on the wholesale real estate industry for the periods ended December 31, 2009 and 2008.

December 31, 2009 (in millions, except ratios)	Credit exposure	% of credit portfolio	Criticized exposure	Nonperforming loans	% of nonperforming loans to total loans[b]	Net charge-offs/ (recoveries)	% of net charge-offs to total loans [b]
Commercial real estate subcategories							
Multi-family	$ 32,073	47%	$ 3,986	$ 1,109	3.57%	$ 199	0.64%
Commercial lessors	18,512	27	4,017	1,057	6.97	232	1.53
Commercial construction and development	6,593	10	1,518	313	6.81	105	2.28
Other[a]	11,331	16	2,454	409	6.44	152	2.39
Total commercial real estate	$ 68,509	100%	$ 11,975	$ 2,888	5.05%	$ 688	1.20%

December 31, 2008 (in millions, except ratios)	Credit exposure	% of credit portfolio	Criticized exposure	Nonperforming loans	% of nonperforming loans to total loans[b]	Net charge-offs/ (recoveries)	% of net charge-offs to total loans [b]
Commercial real estate subcategories							
Multi-family	$ 36,188	45%	$ 1,191	$ 293	0.87%	$ (1)	—%
Commercial lessors	21,037	26	1,649	74	0.43	4	0.02
Commercial construction and development	6,688	8	706	82	1.95	4	0.10
Other[a]	16,371	21	2,415	357	3.89	205	2.23
Total commercial real estate	$ 80,284	100%	$ 5,961	$ 806	1.25%	$ 212	0.33%

(a) Other includes lodging, REITs, single family, homebuilders and other real estate.
(b) Ratios were calculated using end-of-period retained loans of $57.2 billion and $64.5 billion for the years ended December 31, 2009 and 2008, respectively.

- Banks and finance companies: Exposure to this industry decreased by 28% or $21.5 billion from 2008, primarily as a result of lower derivative exposure to commercial banks.
- Automotive: Conditions in the U.S. had improved by the end of 2009, largely as a result of the government supported restructuring of General Motors and Chrysler in the first half of 2009 and the related effects on automotive suppliers. Exposure to this industry decreased by 18% or $2.1 billion and criticized exposure decreased 30% or $535 million from 2008, largely due to loan repayments and sales. Most of the Firm's remaining criticized exposure in this segment remains performing and is substantially secured.
- Leisure: Exposure to this industry decreased by 16% or $1.3 billion from 2008 due to loan repayments and sales, primarily in gaming. While exposure to this industry declined, the criticized component remained elevated due to the continued weakness in the industry, particularly in gaming. The gaming portfolio continues to be managed actively.
- All other: All other in the wholesale credit exposure concentration table on pages 106–107 of this Annual Report at December 31, 2009 (excluding loans held-for-sale and loans at fair value) included $135.8 billion of credit exposure to seven industry segments. Exposures related to SPEs and to Individuals, Private Education & Civic Organizations were 44% and 47%, respectively, of this category. SPEs provide secured financing (generally backed by receivables, loans or bonds) originated by a diverse group of companies in industries that are not highly correlated. For further discussion of SPEs, see Note 16 on pages 214–222 of this Annual Report. The remaining all other exposure is well-diversified across industries and none comprise more than 1.0% of total exposure.

Loans

The following table presents wholesale loans and nonperforming assets by business segment as of December 31, 2009 and 2008.

	December 31, 2009							
	Loans			Nonperforming		Assets acquired in loan satisfactions		
(in millions)	Retained	Held-for-sale and fair value	Total	Loans	Derivatives	Real estate owned	Other	Nonperforming assets
Investment Bank	$ 45,544	$ 3,567	$ 49,111	$ 3,504	$ 529[b]	$ 203	$—	$ 4,236
Commercial Banking	97,108	324	97,432	2,801	—	187	1	2,989
Treasury & Securities Services	18,972	—	18,972	14	—	—	—	14
Asset Management	37,755	—	37,755	580	—	2	—	582
Corporate/Private Equity	698	207	905	5	—	—	—	5
Total	$ 200,077	$ 4,098	$ 204,175	$ 6,904[a]	$ 529	$ 392	$ 1	$ 7,826

	December 31, 2008							
	Loans			Nonperforming		Assets acquired in loan satisfactions		
(in millions)	Retained	Held-for-sale and fair value	Total	Loans	Derivatives	Real estate owned	Other	Nonperforming assets
Investment Bank	$ 71,357	$ 13,660	$ 85,017	$ 1,175	$ 1,079[(b)]	$ 247	$ —	$ 2,501
Commercial Banking	115,130	295	115,425	1,026	—	102	14	1,142
Treasury & Securities Services	24,508	—	24,508	30	—	—	—	30
Asset Management	36,188	—	36,188	147	—	—	25	172
Corporate/Private Equity	906	—	906	4	—	—	—	4
Total	$ 248,089	$ 13,955	$ 262,044	$ 2,382[(a)]	$ 1,079	$ 349	$ 39	$ 3,849

(a) The Firm held allowance for loan losses of $2.0 billion and $712 million related to nonperforming retained loans resulting in allowance coverage ratios of 31% and 30%, at December 31, 2009 and 2008, respectively. Wholesale nonperforming loans represent 3.38% and 0.91% of total wholesale loans at December 31, 2009 and 2008, respectively.

(b) Nonperforming derivatives represent less than 1.0% of the total derivative receivables net of cash collateral at both December 31, 2009 and 2008.

In the normal course of business, the Firm provides loans to a variety of customers, from large corporate and institutional clients to high-net-worth individuals.

Retained wholesale loans were $200.1 billion at December 31, 2009, compared with $248.1 billion at December 31, 2008. The $48.0 billion decrease, across most wholesale lines of business, reflected lower customer demand. Loans held-for-sale and loans at fair value relate primarily to syndicated loans and loans transferred from the retained portfolio. Held-for-sale loans and loans carried at fair value were $4.1 billion and $14.0 billion at December 31, 2009 and 2008, respectively. The decreases in both held-for-sale loans and loans at fair value reflected sales, reduced carrying values and lower volumes in the syndication market.

The Firm actively manages wholesale credit exposure through loan and commitment sales. During 2009 and 2008, the Firm sold $3.9 billion of loans and commitments in each year, recognizing losses of $38 million and $41 million in each period, respectively. These results include gains or losses on sales of nonperforming loans, if any, as discussed on page 110 of this Annual Report. These activities are not related to the Firm's securitization activities, which are undertaken for liquidity and balance sheet–management purposes. For further discussion of securitization activity, see Liquidity Risk Management and Note 15 on pages 96–100 and 206–213, respectively, of this Annual Report.

Nonperforming wholesale loans were $6.9 billion at December 31, 2009, an increase of $4.5 billion from December 31, 2008, reflecting continued deterioration in the credit environment, predominantly related to loans in the real estate, leisure and banks and finance companies industries. As of December 31, 2009, wholesale loans restructured as part of a troubled debt restructuring were approximately $1.1 billion.

The following table presents the geographic distribution of wholesale loans and nonperforming loans as of December 31, 2009 and 2008. The geographic distribution of the wholesale portfolio is determined based predominantly on the domicile of the borrower.

Loans and nonperforming loans, U.S. and Non-U.S.

	December 31, 2009		December 31, 2008	
Wholesale		Nonperforming		Nonperforming
(in millions)	Loans	loans	Loans	loans
U.S.	**$ 149,085**	**$ 5,844**	$ 186,776	$ 2,123
Non-U.S.	**55,090**	**1,060**	75,268	259
Ending balance	**$ 204,175**	**$ 6,904**	$ 262,044	$ 2,382

The following table presents the change in the nonperforming loan portfolio for the years ended December 31, 2009 and 2008.

Nonperforming loan activity
Wholesale

Year ended December 31, (in millions)	2009	2008
Beginning balance	**$ 2,382**	$ 514
Additions	**13,591**	3,381
Reductions:		
Paydowns and other	**4,964**	859
Gross charge-offs	**2,974**	521
Returned to performing	**341**	93
Sales	**790**	40
Total reductions	**9,069**	1,513
Net additions	**4,522**	1,868
Ending balance	**$ 6,904**	$ 2,382

The following table presents net charge-offs, which are defined as gross charge-offs less recoveries, for the years ended December 31, 2009 and 2008. The amounts in the table below do not include gains from sales of nonperforming loans.

Net charge-offs
Wholesale

Year ended December 31, (in millions, except ratios)	2009	2008
Loans – reported		
Average loans retained	**$ 223,047**	$ 219,612
Net charge-offs	**3,132**	402
Average annual net charge-off rate	**1.40%**	0.18%

Derivative contracts

In the normal course of business, the Firm uses derivative instruments to meet the needs of customers; to generate revenue through trading activities; to manage exposure to fluctuations in interest rates, currencies and other markets; and to manage the Firm's credit exposure. For further discussion of these contracts, see Note 5 and Note 32 on pages 175–183 and 242–243 of this Annual Report.

The following tables summarize the net derivative receivables MTM for the periods presented.

Derivative receivables marked to market

December 31, (in millions)	Derivative receivables MTM 2009	2008
Interest rate[(a)]	**$ 26,777**	$ 49,996
Credit derivatives	**18,815**	44,695
Foreign exchange[(a)]	**21,984**	38,820
Equity	**6,635**	14,285
Commodity	**5,999**	14,830
Total, net of cash collateral	**80,210**	162,626
Liquid securities collateral held against derivative receivables	**(15,519)**	(19,816)
Total, net of all collateral	**$ 64,691**	$ 142,810

(a) In 2009, cross-currency interest rate swaps previously reported in interest rate contracts were reclassified to foreign exchange contracts to be more consistent with industry practice. The effect of this change resulted in a reclassification of $14.1 billion of cross-currency interest rate swaps to foreign exchange contracts as of December 31, 2008.

The amount of derivative receivables reported on the Consolidated Balance Sheets of $80.2 billion and $162.6 billion at December 31, 2009 and 2008, respectively, are the amount of the MTM or fair value of the derivative contracts after giving effect to legally enforceable master netting agreements, cash collateral held by the Firm and CVA. These amounts on the Consolidated Balance Sheets represent the cost to the Firm to replace the contracts at current market rates should the counterparty default. However, in management's view, the appropriate measure of current credit risk should also reflect additional liquid securities held as collateral by the Firm of $15.5 billion and $19.8 billion at December 31, 2009 and 2008, respectively, resulting in total exposure, net of all collateral, of $64.7 billion and $142.8 billion at December 31, 2009 and 2008, respectively. The decrease of $78.1 billion in derivative receivables MTM, net of the above mentioned collateral, from December 31, 2008, was primarily related to tightening credit spreads, volatile foreign exchange rates and rising rates on interest rate swaps.

The Firm also holds additional collateral delivered by clients at the initiation of transactions, as well as collateral related to contracts that have a non-daily call frequency and collateral that the Firm has agreed to return but has not yet settled as of the reporting date. Though this collateral does not reduce the balances noted in the table above, it is available as security against potential exposure that could arise should the MTM of the client's derivative transactions move in the Firm's favor. As of December 31, 2009 and 2008, the Firm held $16.9 billion and $22.2 billion of this additional collateral, respectively. The derivative receivables MTM, net of all collateral, also do not include other credit enhancements, such as letters of credit.

While useful as a current view of credit exposure, the net MTM value of the derivative receivables does not capture the potential future variability of that credit exposure. To capture the potential future variability of credit exposure, the Firm calculates, on a client-by-client basis, three measures of potential derivatives-related credit loss: Peak, Derivative Risk Equivalent ("DRE"), and Average exposure ("AVG"). These measures all incorporate netting and collateral benefits, where applicable.

Peak exposure to a counterparty is an extreme measure of exposure calculated at a 97.5% confidence level. DRE exposure is a measure that expresses the risk of derivative exposure on a basis intended to be equivalent to the risk of loan exposures. The measurement is done by equating the unexpected loss in a derivative counterparty exposure (which takes into consideration both the loss volatility and the credit rating of the counterparty) with the unexpected loss in a loan exposure (which takes into consideration only the credit rating of the counterparty). DRE is a less extreme measure of potential credit loss than Peak and is the primary measure used by the Firm for credit approval of derivative transactions.

Finally, AVG is a measure of the expected MTM value of the Firm's derivative receivables at future time periods, including the benefit of collateral. AVG exposure over the total life of the derivative contract is used as the primary metric for pricing purposes and is used to calculate credit capital and the CVA, as further described below. AVG exposure was $49.0 billion and $83.7 billion at December 31, 2009 and 2008, respectively, compared with derivative receivables MTM, net of all collateral, of $64.7 billion and $142.8 billion at December 31, 2009 and 2008, respectively.

The MTM value of the Firm's derivative receivables incorporates an adjustment, the CVA, to reflect the credit quality of counterparties.

The CVA is based on the Firm's AVG to a counterparty and the counterparty's credit spread in the credit derivatives market. The primary components of changes in CVA are credit spreads, new deal activity or unwinds, and changes in the underlying market environment. The Firm believes that active risk management is essential to controlling the dynamic credit risk in the derivatives portfolio. In addition, the Firm takes into consideration the potential for correlation between the Firm's AVG to a counterparty and the counterparty's credit quality within the credit approval process. The Firm risk manages exposure to changes in CVA by entering into credit derivative transactions, as well as interest rate, foreign exchange, equity and commodity derivative transactions.

The accompanying graph shows exposure profiles to derivatives over the next ten years as calculated by the DRE and AVG metrics. The two measures generally show declining exposure after the first year, if no new trades were added to the portfolio.

Exposure profile of derivatives measures



December 31, 2009
(in billions)
AVG
DRE
$ 90
80
70
60
50
40
30
20
10
0
1 year
2 years
5 years
10 years

The following table summarizes the ratings profile of the Firm's derivative receivables MTM, net of other liquid securities collateral, for the dates indicated.

Ratings profile of derivative receivables MTM

Rating equivalent	2009		2008	
December 31, (in millions, except ratios)	Exposure net of all collateral	% of exposure net of all collateral	Exposure net of all collateral	% of exposure net of all collateral
AAA/Aaa to AA-/Aa3	**$ 25,530**	**40%**	$ 68,708	48%
A+/A1 to A-/A3	**12,432**	**19**	24,748	17
BBB+/Baa1 to BBB-/Baa3	**9,343**	**14**	15,747	11
BB+/Ba1 to B-/B3	**14,571**	**23**	28,186	20
CCC+/Caa1 and below	**2,815**	**4**	5,421	4
Total	**$ 64,691**	**100%**	$ 142,810	100%

The Firm actively pursues the use of collateral agreements to mitigate counterparty credit risk in derivatives. The percentage of the Firm's derivatives transactions subject to collateral agreements – excluding foreign exchange spot trades, which are not typically covered by collateral agreements due to their short maturity – was 89% as of December 31, 2009, largely unchanged from 88% at December 31, 2008.

The Firm posted $56.7 billion and $99.1 billion of collateral at December 31, 2009 and 2008, respectively.

Certain derivative and collateral agreements include provisions that require the counterparty and/or the Firm, upon specified downgrades in the respective credit ratings of their legal entities, to post collateral for the benefit of the other party. At December 31, 2009, the impact of a single-notch and six-notch ratings downgrade to JPMorgan Chase & Co., and its subsidiaries, primarily JPMorgan Chase Bank, N.A., would have required $1.2 billion and $3.6 billion, respectively, of additional collateral to be posted by the Firm. Certain derivative contracts also provide for termination of the contract, generally upon a downgrade to a specified rating of either the Firm or the counterparty, at the then-existing MTM value of the derivative contracts.

Credit derivatives

Credit derivatives are financial contracts that isolate credit risk from an underlying instrument (such as a loan or security) and transfers that risk from one party (the buyer of credit protection) to another (the seller of credit protection). The Firm is both a purchaser and seller of credit protection. As a purchaser of credit protection, the Firm has risk that the counterparty providing the credit protection will default. As a seller of credit protection, the Firm has risk that the underlying instrument referenced in the contract will be subject to a credit event. Of the Firm's $80.2 billion of total derivative receivables MTM at December 31, 2009, $18.8 billion, or 23%, was associated with credit derivatives, before the benefit of liquid securities collateral.

One type of credit derivatives the Firm enters into with counterparties are credit default swaps ("CDS"). For further detailed discussion of these and other types of credit derivatives, see Note 5 on pages 175–183 of this Annual Report. The large majority of CDS are subject to collateral arrangements to protect the Firm from counterparty credit risk. In 2009, the frequency and size of defaults for both trading counterparties and the underlying debt referenced in credit derivatives were well above historical norms. The use of collateral to settle against defaulting counterparties generally performed as designed in significantly mitigating the Firm's exposure to these counterparties.

The Firm uses credit derivatives for two primary purposes: first, in its capacity as a market-maker in the dealer/client business to meet the needs of customers; and second, in order to mitigate the Firm's own credit risk associated with its overall derivative receivables and traditional commercial credit lending exposures (loans and unfunded commitments).

The following table presents the Firm's notional amounts of credit derivatives protection purchased and sold as of December 31, 2009 and 2008, distinguishing between dealer/client activity and credit portfolio activity.

	Notional amount				
	Dealer/client		Credit portfolio		
December 31, (in billions)	Protection purchased[(a)]	Protection sold	Protection purchased[(a)(b)]	Protection sold	Total
2009	**$ 2,997**	**$2,947**	**$ 49**	**$ 1**	**$ 5,994**
2008	$ 4,193	$ 4,102	$ 92	$ 1	$ 8,388

(a) Included $3.0 trillion and $4.0 trillion at December 31, 2009 and 2008, respectively, of notional exposure within protection purchased where the Firm has protection sold with identical underlying reference instruments. For a further discussion on credit derivatives, see Note 5 on pages 175–183 of this Annual Report.

(b) Included $19.7 billion and $34.9 billion at December 31, 2009 and 2008, respectively, that represented the notional amount for structured portfolio protection; the Firm retains the first risk of loss on this portfolio.

Dealer/client business

Within the dealer/client business, the Firm actively manages credit derivatives by buying and selling credit protection, predominantly on corporate debt obligations, according to client demand for credit risk protection on the underlying reference instruments. Protection may be bought or sold by the Firm on single reference debt instruments ("single-name" credit derivatives), portfolios of referenced instruments ("portfolio" credit derivatives) or quoted indices ("indexed" credit derivatives). The risk positions are largely matched as the Firm's exposure to a given reference entity under a contract to sell protection to a counterparty may be offset partially, or entirely, with a contract to purchase protection from another counterparty on the same underlying instrument. Any residual default exposure and spread risk is actively managed by the Firm's various trading desks.

At December 31, 2009, the total notional amount of protection purchased and sold decreased by $2.4 trillion from year-end 2008. The decrease was primarily due to the impact of industry efforts to reduce offsetting trade activity.

Credit portfolio activities

Management of the Firm's wholesale exposure is accomplished through a number of means including loan syndication and participations, loan sales, securitizations, credit derivatives, use of master netting agreements, and collateral and other risk-reduction techniques. The Firm also manages its wholesale credit exposure by purchasing protection through single-name and portfolio credit derivatives to manage the credit risk associated with loans, lending-related commitments and derivative receivables. Gains or losses on the credit derivatives are expected to offset the unrealized increase or decrease in credit risk on the loans, lending-related commitments or derivative receivables. This activity does not reduce the reported level of assets on the balance sheet or the level of reported off–balance sheet commitments, although it does provide the Firm with credit risk protection. The Firm also diversifies its exposures by selling credit protection, which increases exposure to industries or clients where the Firm has little or no client-related exposure; however, this activity is not material to the Firm's overall credit exposure.

Use of single-name and portfolio credit derivatives

	Notional amount of protection purchased and sold	
December 31, (in millions)	**2009**	2008
Credit derivatives used to manage:		
Loans and lending-related commitments	**$ 36,873**	$ 81,227
Derivative receivables	**11,958**	10,861
Total protection purchased[(a)]	**$ 48,831**	$ 92,088
Total protection sold	**455**	637
Credit derivatives hedges notional	**$ 48,376**	$ 91,451

(a) Included $19.7 billion and $34.9 billion at December 31, 2009 and 2008, respectively, that represented the notional amount for structured portfolio protection; the Firm retains the first risk of loss on this portfolio.

The credit derivatives used by JPMorgan Chase for credit portfolio management activities do not qualify for hedge accounting under U.S. GAAP; these derivatives are reported at fair value, with gains and losses recognized in principal transactions revenue. In contrast, the loans and lending-related commitments being risk-managed are accounted for on an accrual basis. This asymmetry in accounting treatment, between loans and lending-related commitments and the credit derivatives used in credit portfolio management activities, causes earnings volatility that is not representative, in the Firm's view, of the true changes in value of the Firm's overall credit exposure. The MTM related to the Firm's credit derivatives used for managing credit exposure, as well as the MTM related to the CVA (which reflects the credit quality of derivatives counterparty exposure) are included in the gains and losses realized on credit derivatives disclosed in the table below. These results can vary from period to period due to market conditions that affect specific positions in the portfolio.

Year ended December 31, (in millions)	**2009**	2008	2007
Hedges of lending-related commitments[(a)]	**$ (3,258)**	$ 2,216	$ 350
CVA and hedges of CVA[(a)]	**1,920**	(2,359)	(363)
Net gains/(losses)[(b)]	**$ (1,338)**	$ (143)	$ (13)

(a) These hedges do not qualify for hedge accounting under U.S. GAAP.

(b) Excludes losses of $2.7 billion and gains of $530 million and $373 million for the years ended December 31, 2009, 2008 and 2007, respectively, of other principal transactions revenue that are not associated with hedging activities.

Lending-related commitments

JPMorgan Chase uses lending-related financial instruments, such as commitments and guarantees, to meet the financing needs of its customers. The contractual amount of these financial instruments represents the maximum possible credit risk should the counterparties draw down on these commitments or the Firm fulfills its obligation under these guarantees, and the counterparties subsequently fail to perform according to the terms of these contracts.

Wholesale lending-related commitments were $347.2 billion at December 31, 2009, compared with $379.9 billion at December 31, 2008, reflecting lower customer demand. In the Firm's view, the total contractual amount of these wholesale lending-related commitments is not representative of the Firm's actual credit risk exposure or funding requirements. In determining the amount of credit risk exposure the Firm has to wholesale lending-related commitments, which is used as the basis for allocating credit risk capital to these commitments, the Firm has established a "loan-equivalent" amount for each commitment; this amount represents the portion of the unused commitment or other contingent exposure that is expected, based on average portfolio historical experience, to become drawn upon in an event of a default by an obligor. The loan-equivalent amounts of the Firm's lending-related commitments were $179.8 billion and $204.3 billion as of December 31, 2009 and 2008, respectively.

Emerging markets country exposure

The Firm has a comprehensive internal process for measuring and managing exposures to emerging markets countries. There is no common definition of emerging markets, but the Firm generally includes in its definition those countries whose sovereign debt ratings are equivalent to "A+" or lower. Exposures to a country include all credit-related lending, trading and investment activities, whether cross-border or locally funded. In addition to monitoring country exposures, the Firm uses stress tests to measure and manage the risk of extreme loss associated with sovereign crises.

The table below presents the Firm's exposure, by country, to the top ten emerging markets. The selection of countries is based solely on the Firm's largest total exposures by country and not the Firm's view of any actual or potentially adverse credit conditions. Exposure is reported based on the country where the assets of the obligor, counterparty or guarantor are located. Exposure amounts are adjusted for collateral and for credit enhancements (e.g., guarantees and letters of credit) provided by third parties; outstandings supported by a guarantor located outside the country or backed by collateral held outside the country are assigned to the country of the enhancement provider. In addition, the effect of credit derivative hedges and other short credit or equity trading positions are reflected in the table below. Total exposure includes exposure to both government and private-sector entities in a country.

Top 10 emerging markets country exposure

At December 31, 2009 (in billions)	Cross-border Lending[(a)]	Trading[(b)]	Other[(c)]	Total	Local[(d)]	**Total exposure**
South Korea	**$ 2.7**	**$ 1.7**	**$ 1.3**	**$ 5.7**	**$3.3**	**$ 9.0**
India	**1.5**	**2.7**	**1.1**	**5.3**	**0.3**	**5.6**
Brazil	**1.8**	**(0.5)**	**1.0**	**2.3**	**2.2**	**4.5**
China	**1.8**	**0.4**	**0.8**	**3.0**	—	**3.0**
Taiwan	**0.1**	**0.8**	**0.3**	**1.2**	**1.8**	**3.0**
Hong Kong	**1.1**	**0.2**	**1.3**	**2.6**	—	**2.6**
Mexico	**1.2**	**0.8**	**0.4**	**2.4**	—	**2.4**
Chile	**0.8**	**0.6**	**0.5**	**1.9**	—	**1.9**
Malaysia	**0.1**	**1.3**	**0.3**	**1.7**	**0.2**	**1.9**
South Africa	**0.4**	**0.8**	**0.5**	**1.7**	—	**1.7**

At December 31, 2008 (in billions)	Cross-border Lending[(a)]	Trading[(b)]	Other[(c)]	Total	Local[(d)]	**Total exposure**
South Korea	$ 2.9	$ 1.6	$ 0.9	$ 5.4	$2.3	$ 7.7
India	2.2	2.8	0.9	5.9	0.6	6.5
China	1.8	1.6	0.3	3.7	0.8	4.5
Brazil	1.8	—	0.5	2.3	1.3	3.6
Taiwan	0.1	0.2	0.3	0.6	2.5	3.1
Hong Kong	1.3	0.3	1.2	2.8	—	2.8
United Arab Emirates	1.8	0.7	—	2.5	—	2.5
Mexico	1.9	0.3	0.3	2.5	—	2.5
South Africa	0.9	0.5	0.4	1.8	—	1.8
Russia	1.3	0.2	0.3	1.8	—	1.8

(a) Lending includes loans and accrued interest receivable, interest-bearing deposits with banks, acceptances, other monetary assets, issued letters of credit net of participations, and undrawn commitments to extend credit.
(b) Trading includes: (1) issuer exposure on cross-border debt and equity instruments, held both in trading and investment accounts and adjusted for the impact of issuer hedges, including credit derivatives; and (2) counterparty exposure on derivative and foreign exchange contracts as well as securities financing trades (resale agreements and securities borrowed).
(c) Other represents mainly local exposure funded cross-border, including capital investments in local entities.
(d) Local exposure is defined as exposure to a country denominated in local currency and booked locally. Any exposure not meeting these criteria is defined as cross-border exposure.

CONSUMER CREDIT PORTFOLIO

JPMorgan Chase's consumer portfolio consists primarily of residential mortgages, home equity loans, credit cards, auto loans, student loans and business banking loans, with a primary focus on serving the prime consumer credit market. The portfolio also includes home equity loans and lines of credit secured by junior liens, mortgage loans with interest-only payment options to predominantly prime borrowers, as well as certain payment-option loans acquired from Washington Mutual that may result in negative amortization.

A substantial portion of the consumer loans acquired in the Washington Mutual transaction were identified as credit-impaired based on an analysis of high-risk characteristics, including product type, loan-to-value ratios, FICO scores and delinquency status. These purchased credit-impaired loans are accounted for on a pool basis, and the pools are considered to be performing. At the time of the acquisition, these loans were recorded at fair value, including an estimate of losses that were expected to be incurred over the estimated remaining lives of the loan pools. Therefore, no allowance for loan losses was recorded for these loans as of the transaction date. In 2009, management concluded that it was probable that higher expected future credit losses for certain pools of the purchased credit-impaired portfolio would result in a decrease in expected future cash flows for these pools. As a result, an allowance for loan losses of $1.6 billion was established.

The credit performance of the consumer portfolio across the entire product spectrum continues to be negatively affected by the economic environment. Higher unemployment and weaker overall economic conditions have led to a significant increase in the number of loans charged off, while continued weak housing prices have driven a significant increase in the severity of loss recognized on real estate loans that default. Delinquencies and nonperforming loans continued to increase in 2009. The increases in these credit quality metrics were due, in part, to foreclosure moratorium programs, which ended in early 2009. These moratoriums halted stages of the foreclosure process while the U.S. Treasury developed its homeowner assistance program (i.e., MHA) and the Firm enhanced its foreclosure-prevention programs. Due to a high volume of foreclosures after the moratoriums, processing timelines for foreclosures were elongated by approximately 100 days. Losses related to these loans continued to be recognized in accordance with the Firm's normal charge-off practices, but some delinquent loans that would have otherwise been foreclosed upon remain in the mortgage and home equity loan portfolios. Additional deterioration in the overall economic environment, including continued deterioration in the labor and residential real estate markets, could cause delinquencies and losses to increase beyond the Firm's current expectations.

Since mid-2007, the Firm has taken actions to reduce risk exposure to consumer loans by tightening both underwriting and loan qualification standards for both real estate and non-real estate lending products. For residential real estate lending, tighter income verification, more conservative collateral valuation, reduced loan-to-value maximums, and higher FICO and custom risk score requirements are just some of the actions taken to date to mitigate risk related to new originations. The Firm believes that these actions have better aligned loan pricing with the underlying credit risk of the loans. In addition, originations of subprime mortgage loans, stated income and broker-originated mortgage and home equity loans have been eliminated entirely to further reduce originations with high-risk characteristics. The Firm has never originated option adjustable-rate mortgages. The tightening of underwriting criteria for auto loans has resulted in the reduction of both extended-term and high loan-to-value financing.

As a further action to reduce risk associated with lending-related commitments, the Firm has reduced or canceled certain lines of credit as permitted by law. For example, the Firm may reduce or close home equity lines of credit when there are significant decreases in the value of the underlying property or when there has been a demonstrable decline in the creditworthiness of the borrower. Similarly, certain inactive credit card lines have been closed and a number of active credit card lines have been reduced.

The following table presents managed consumer credit–related information (including RFS, CS and residential real estate loans reported in the Corporate/Private Equity segment) for the dates indicated. For further information about the Firm's nonaccrual and charge-off accounting policies, see Note 13 on pages 200–204 of this Annual Report.

Consumer portfolio

As of or for the year ended December 31, (in millions, except ratios)	Credit exposure 2009	Credit exposure 2008	Nonperforming loans[(i)(j)] 2009	Nonperforming loans[(i)(j)] 2008	90 days or more past due and still accruing[(j)] 2009	90 days or more past due and still accruing[(j)] 2008	Net charge-offs 2009	Net charge-offs 2008	Average annual net charge-off rate[(k)] 2009	Average annual net charge-off rate[(k)] 2008
Consumer loans – excluding purchased credit-impaired loans and loans held-for-sale										
Home equity – senior lien[(a)]	**$ 27,376**	$ 29,793	**$ 477**	$ 291	**$ —**	$ —	**$ 234**	$ 86	**0.80%**	0.33%
Home equity – junior lien[(b)]	**74,049**	84,542	**1,188**	1,103	**—**	—	**4,448**	2,305	**5.62**	3.12
Prime mortgage	**66,892**	72,266	**4,355**	1,895	**—**	—	**1,894**	526	**2.74**	1.02
Subprime mortgage	**12,526**	15,330	**3,248**	2,690	**—**	—	**1,648**	933	**11.86**	6.10
Option ARMs	**8,536**	9,018	**312**	10	**—**	—	**63**	—	**0.71**	—
Auto loans[(c)]	**46,031**	42,603	**177**	148	**—**	—	**627**	568	**1.44**	1.30
Credit card – reported[(d)(e)]	**78,786**	104,746	**3**	4	**3,481**	2,649	**9,634**	4,556	**11.07**	5.47
All other loans	**31,700**	33,715	**900**	430	**542**	463	**1,285**	459	**3.88**	1.58
Total consumer loans	**345,896**	392,013	**10,660**	6,571	**4,023**	3,112	**19,833**	9,433	**5.45**	2.90
Consumer loans – purchased credit-impaired[(f)]										
Home equity	**26,520**	28,555	**NA**	NA	**NA**	NA	**NA**	NA	**NA**	NA
Prime mortgage	**19,693**	21,855	**NA**	NA	**NA**	NA	**NA**	NA	**NA**	NA
Subprime mortgage	**5,993**	6,760	**NA**	NA	**NA**	NA	**NA**	NA	**NA**	NA
Option ARMs	**29,039**	31,643	**NA**	NA	**NA**	NA	**NA**	NA	**NA**	NA
Total consumer loans – purchased credit-impaired	**81,245**	88,813	**NA**	NA	**NA**	NA	**NA**	NA	**NA**	NA
Total consumer loans – retained	**427,141**	480,826	**10,660**	6,571	**4,023**	3,112	**19,833**	9,433	**4.41**	2.71
Loans held-for-sale	**2,142**	2,028	**—**	—	**—**	—	**—**	—	**—**	—
Total consumer loans – reported	**429,283**	482,854	**10,660**	6,571	**4,023**	3,112	**19,833**	9,433	**4.41**	2.71
Credit card – securitized[(g)]	**84,626**	85,571	**—**	—	**2,385**	1,802	**6,443**	3,612	**7.55**	4.53
Total consumer loans – managed	**513,909**	568,425	**10,660**	6,571	**6,408**	4,914	**26,276**	13,045	**4.91**	3.06
Total consumer loans – managed – excluding purchased credit-impaired loans[(f)]	**432,664**	479,612	**10,660**	6,571	**6,408**	4,914	**26,276**	13,045	**5.85**	3.22
Consumer lending-related commitments:										
Home equity – senior lien[(a)(h)]	**19,246**	27,998								
Home equity – junior lien[(b)(h)]	**37,231**	67,745								
Prime mortgage	**1,654**	5,079								
Subprime mortgage	**—**	—								
Option ARMs	**—**	—								
Auto loans	**5,467**	4,726								
Credit card[(h)]	**569,113**	623,702								
All other loans	**11,229**	12,257								
Total lending-related commitments	**643,940**	741,507								
Total consumer credit portfolio	**$1,157,849**	$1,309,932								
Memo: Credit card – managed	**$ 163,412**	$ 190,317	**$ 3**	$ 4	**$ 5,866**	$ 4,451	**$ 16,077**	$ 8,168	**9.33%**	5.01%

(a) Represents loans where JPMorgan Chase holds the first security interest on the property.

(b) Represents loans where JPMorgan Chase holds a security interest that is subordinate in rank to other liens.

(c) Excludes operating lease-related assets of $2.9 billion and $2.2 billion for December 31, 2009 and 2008, respectively.

(d) Includes $1.0 billion of loans at December 31, 2009, held by the Washington Mutual Master Trust, which were consolidated onto the Firm's Consolidated Balance Sheets at fair value during the second quarter of 2009.

(e) Includes billed finance charges and fees net of an allowance for uncollectible amounts.

(f) Charge-offs are not recorded on purchased credit-impaired loans until actual losses exceed estimated losses that were recorded as purchase accounting adjustments at the time of acquisition. To date, no charge-offs have been recorded for these loans. If charge-offs were reported comparable to the non-credit impaired portfolio, life-to-date principal charge-offs would have been $16.7 billion.

(g) Represents securitized credit card receivables. For a further discussion of credit card securitizations, see CS on pages 72–74 of this Annual Report.

Management's discussion and analysis

(h) The credit card and home equity lending-related commitments represent the total available lines of credit for these products. The Firm has not experienced, and does not anticipate, that all available lines of credit would be utilized at the same time. For credit card commitments and home equity commitments (if certain conditions are met), the Firm can reduce or cancel these lines of credit by providing the borrower prior notice or, in some cases, without notice as permitted by law.
(i) At December 31, 2009 and 2008, nonperforming loans excluded: (1) mortgage loans insured by U.S. government agencies of $9.0 billion and $3.0 billion, respectively; and (2) student loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program, of $542 million and $437 million, respectively. These amounts are excluded, as reimbursement is proceeding normally. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance. Under guidance issued by the Federal Financial Institutions Examination Council, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier.
(j) **Excludes purchased credit-impaired loans that were acquired as part of the Washington Mutual transaction, which are accounted for on a pool basis. Since each pool is accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows, the past due status of the pools, or that of individual loans within the pools, is not meaningful. Because the Firm is recognizing interest income on each pool of loans, they are all considered to be performing.**
(k) Average consumer loans held-for-sale and loans at fair value were $2.2 billion and $2.8 billion for the years ended December 31, 2009 and 2008, respectively. These amounts were excluded when calculating the net charge-off rates.

The following table presents consumer nonperforming assets by business segment as of December 31, 2009 and 2008.

Consumer nonperforming assets

	2009				2008			
		Assets acquired in loan satisfactions				Assets acquired in loan satisfactions		
As of December 31, (in millions)	Nonperforming loans	Real estate owned	Other	Nonperforming assets	Nonperforming loans	Real estate owned	Other	Nonperforming assets
Retail Financial Services[(a)]	**$10,611**	**$ 1,154**	**$ 99**	**$11,864**	$ 6,548	$ 2,183	$ 110	$ 8,841
Card Services[(a)]	**3**	**—**	**—**	**3**	4	—	—	4
Corporate/Private Equity	**46**	**2**	**—**	**48**	19	1	—	20
Total	**$10,660**	**$ 1,156**	**$ 99**	**$11,915**	$ 6,571	$ 2,184	$ 110	$ 8,865

(a) At December 31, 2009 and 2008, nonperforming loans and assets excluded: (1) mortgage loans insured by U.S. government agencies of $9.0 billion and $3.0 billion, respectively; (2) real estate owned insured by U.S. government agencies of $579 million and $364 million, respectively; and (3) student loans that are 90 days past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program, of $542 million and $437 million, respectively. These amounts are excluded, as reimbursement is proceeding normally. In addition, the Firm's policy is generally to exempt credit card loans from being placed on nonaccrual status as permitted by regulatory guidance. Under guidance issued by the Federal Financial Institutions Examination Council, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days from receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier.

The following discussion relates to the specific loan product and lending-related categories within the consumer portfolio. Purchased credit-impaired loans are excluded from individual loan product discussions and addressed separately below.

Home equity: Home equity loans at December 31, 2009 were $101.4 billion, a decrease of $12.9 billion from year-end 2008. The decrease primarily reflected lower loan originations, coupled with loan paydowns and charge-offs. The 2009 provision for credit losses for the home equity portfolio included net increases of $2.1 billion to the allowance for loan losses, reflecting the impact of the weak housing prices and higher unemployment. Senior lien nonperforming loans increased from the prior year due to the weak economic environment, while junior lien nonperforming loans were relatively unchanged. Net charge-offs have increased from the prior year due to higher frequency and severity of losses.

Mortgage: Mortgage loans at December 31, 2009, which include prime mortgages, subprime mortgages, adjustable-rate mortgages ("option ARMs") acquired in the Washington Mutual transaction and mortgage loans held-for-sale, were $88.3 billion, representing an $8.5 billion decrease from year-end 2008. The decrease is due to lower prime mortgage loans retained in the portfolio and higher loan charge-offs, as well as the run-off of the subprime and option ARM portfolios. Net charge-offs have increased from the prior year across all segments of the mortgage portfolio due to both higher frequency and a significant increase in the severity of losses.

Prime mortgages of $67.3 billion decreased $5.2 billion from December 31, 2008. The 2009 provision for credit losses included a net increase of $1.0 billion to the allowance for loan losses reflecting the impact of the weak economic environment. Early-stage delinquencies improved in the latter part of the year, while late-stage delinquencies have increased as a result of prior foreclosure moratoriums and ongoing trial modification activity, driving an increase in nonperforming loans.

Subprime mortgages of $12.5 billion decreased $2.8 billion from December 31, 2008, as a result of paydowns, discontinuation of new originations and charge-offs on delinquent loans. The 2009 provision for credit losses included a net increase of $625 million to the allowance for loan losses, reflecting the impact of high loss severities driven by declining home prices.

Option ARMs of $8.5 billion represent less than 5% of non-purchased credit-impaired real estate loans and were $482 million lower than December 31, 2008, due to run-off of the portfolio. This portfolio is primarily comprised of loans with low loan-to-value ratios and high borrower FICOs. Accordingly, the Firm currently expects substantially lower losses on this portfolio when compared with the purchased credit-impaired option ARM portfolio. The cumulative amount of unpaid interest added to the unpaid principal balance due to negative amortization of option ARMs was $78 million at December 31, 2009. New originations of option ARMs were discontinued by Washington Mutual prior to the date of JPMorgan Chase's acquisition of Washington Mutual. The Firm has not originated, and does not originate, option ARMs.

Auto loans: As of December 31, 2009, auto loans were $46.0 billion, an increase of $3.4 billion from year-end 2008, partially as a result of new originations in connection with the U.S. government's "cash for clunkers" program in the third quarter. Delinquent loans were slightly lower than the prior year. Loss severities also decreased as a result of higher used-car prices nationwide. The auto loan portfolio reflects a high concentration of prime quality credits.

Credit card: JPMorgan Chase analyzes its credit card portfolio on a managed basis, which includes credit card receivables on the Consolidated Balance Sheets and those receivables sold to investors through securitizations. Managed credit card receivables were $163.4 billion at December 31, 2009, a decrease of $26.9 billion from year-end 2008, reflecting lower charge volume and a higher level of charge-offs.

The 30-day managed delinquency rate increased to 6.28% at December 31, 2009, from 4.97% at December 31, 2008, and the managed credit card net charge-off rate increased to 9.33% in 2009, from 5.01% in 2008. These increases reflect the current weak economic environment, especially in metropolitan statistical areas ("MSAs") experiencing the greatest housing price depreciation and highest unemployment and to the credit performance of loans acquired in the Washington Mutual transaction. The allowance for loan losses was increased by $2.0 billion for 2009, reflecting a provision for loan losses of $2.4 billion, partially offset by the reclassification of $298 million related to an issuance and retention of securities from the Chase Issuance Trust. The managed credit card portfolio continues to reflect a well-seasoned, largely rewards-based portfolio that has good U.S. geographic diversification.

Managed credit card receivables, excluding the Washington Mutual portfolio, were $143.8 billion at December 31, 2009, compared with $162.1 billion at December 31, 2008. The 30-day managed delinquency rate was 5.52% at December 31, 2009, up from 4.36% at December 31, 2008; the managed credit card net charge-off rate, excluding the Washington Mutual portfolio increased to 8.45% in 2009 from 4.92% in 2008.

Managed credit card receivables of the Washington Mutual portfolio were $19.7 billion at December 31, 2009, compared with $28.3 billion at December 31, 2008. Excluding the impact of the purchase accounting adjustments related to the Washington Mutual transaction and the consolidation of the Washington Mutual Master Trust, the Washington Mutual portfolio's 30-day managed delinquency rate was 12.72% at December 31, 2009, compared with 9.14% at December 31, 2008, and the 2009 net charge-off rate was 18.79%.

All other: All other loans primarily include business banking loans (which are highly collateralized loans, often with personal loan guarantees), student loans, and other secured and unsecured consumer loans. As of December 31, 2009, other loans, including loans held-for-sale, were $33.6 billion, down $2.0 billion from year-end 2008, primarily as a result of lower business banking loans. The 2009 provision for credit losses reflected a net increase of $580 million to the allowance for loan losses and an increase in net charge-offs of $826 million related to the business banking and student loan portfolios, reflecting the impact of the weak economic environment.

Purchased credit-impaired: Purchased credit-impaired loans were $81.2 billion at December 31, 2009, compared with $88.8 billion at December 31, 2008. This portfolio represents loans acquired in the Washington Mutual transaction that were recorded at fair value at the time of acquisition. The fair value of these loans included an estimate of credit losses expected to be realized over the remaining lives of the loans, and therefore no allowance for loan losses was recorded for these loans as of the acquisition date.

The Firm regularly updates the amount of expected loan principal and interest cash flows to be collected for these loans. Probable decreases in expected loan principal cash flows trigger the recognition of impairment through the provision for loan losses. Probable and significant increases in expected loan principal cash flows would first result in the reversal of any allowance for loan losses. Any remaining increase in the expected principal cash flows would be recognized prospectively in interest income over the remaining lives of the underlying loans.

During 2009, management concluded that it was probable that higher expected principal credit losses for the purchased credit-impaired prime mortgage and option ARM pools would result in a decrease in expected cash flows for these pools. As a result, an allowance for loan losses of $1.1 billion and $491 million, respectively, was established for these pools. The credit performance of the other pools has generally been consistent with the estimate of losses at the acquisition date. Accordingly, no impairment for these other pools has been recognized.

Concentrations of credit risk – consumer loans other than purchased credit-impaired loans

Following is tabular information and, where appropriate, supplemental discussions about certain concentrations of credit risk for the Firm's consumer loans, other than purchased credit-impaired loans, including:

- Geographic distribution of loans, including certain residential real estate loans with high loan-to-value ratios; and
- Loans that are 30+ days past due.

The following tables present the geographic distribution of managed consumer credit outstandings by product as of December 31, 2009 and 2008, excluding purchased credit-impaired loans.

Consumer loans by geographic region – excluding purchased credit-impaired loans

December 31, 2009 (in billions)	Home equity – senior lien	Home equity – junior lien	Prime mortgage	Subprime mortgage	Option ARMs	Total home loan portfolio	Auto	Card reported	All other loans	Total consumer loans– reported	Card securitized	Total consumer loans– managed
California	$ 3.6	$ 16.9	$ 19.1	$ 1.7	$ 3.8	$ 45.1	$ 4.4	$ 11.0	$ 1.8	$ 62.3	$ 11.4	$ 73.7
New York	3.4	12.4	9.2	1.5	0.9	27.4	3.8	6.0	4.2	41.4	6.7	48.1
Texas	4.2	2.7	2.5	0.4	0.2	10.0	4.3	5.6	3.8	23.7	6.5	30.2
Florida	1.2	4.1	6.0	1.9	0.7	13.9	1.8	5.2	0.9	21.8	4.8	26.6
Illinois	1.8	4.8	3.4	0.6	0.4	11.0	2.4	3.9	2.4	19.7	4.9	24.6
Ohio	2.3	1.9	0.8	0.3	—	5.3	3.2	3.1	2.9	14.5	3.4	17.9
New Jersey	0.8	3.8	2.3	0.6	0.3	7.8	1.8	3.0	0.9	13.5	3.6	17.1
Michigan	1.3	1.9	1.4	0.3	—	4.9	2.1	2.4	2.5	11.9	2.9	14.8
Arizona	1.6	3.6	1.6	0.3	0.1	7.2	1.5	1.7	1.6	12.0	2.1	14.1
Pennsylvania	0.2	1.2	0.7	0.4	0.1	2.6	2.0	2.8	0.8	8.2	3.2	11.4
Washington	0.9	2.4	1.9	0.3	0.4	5.9	0.6	1.5	0.4	8.4	1.5	9.9
Colorado	0.4	1.7	1.8	0.2	0.2	4.3	1.0	1.6	0.8	7.7	2.1	9.8
All other	5.7	16.6	16.6	4.0	1.4	44.3	17.1	31.0	10.6	103.0	31.5	134.5
Total	$ 27.4	$ 74.0	$ 67.3	$ 12.5	$ 8.5	$ 189.7	$ 46.0	$ 78.8	$ 33.6	$ 348.1	$ 84.6	$ 432.7

December 31, 2008 (in billions)	Home equity – senior lien	Home equity – junior lien	Prime mortgage	Subprime mortgage	Option ARMs	Total home loan portfolio	Auto	Card reported	All other loans	Total consumer loans – reported	Card securitized	Total consumer loans – managed
California	$ 3.9	$ 19.3	$ 22.8	$ 2.2	$ 3.8	$ 52.0	$ 4.7	$ 14.8	$ 2.0	$ 73.5	$ 12.5	$ 86.0
New York	3.3	13.0	10.4	1.7	0.9	29.3	3.7	8.3	4.7	46.0	6.6	52.6
Texas	5.0	3.1	2.7	0.4	0.2	11.4	3.8	7.4	4.1	26.7	6.1	32.8
Florida	1.3	5.0	6.0	2.3	0.9	15.5	1.5	6.8	0.9	24.7	5.2	29.9
Illinois	1.9	5.3	3.3	0.7	0.3	11.5	2.2	5.3	2.5	21.5	4.6	26.1
Ohio	2.6	2.0	0.7	0.4	—	5.7	3.3	4.1	3.3	16.4	3.4	19.8
New Jersey	0.8	4.2	2.5	0.8	0.3	8.6	1.6	4.2	0.9	15.3	3.6	18.9
Michigan	1.4	2.2	1.3	0.4	—	5.3	1.5	3.4	2.8	13.0	2.8	15.8
Arizona	1.7	4.2	1.6	0.4	0.2	8.1	1.6	2.3	1.9	13.9	1.8	15.7
Pennsylvania	0.2	1.4	0.7	0.5	0.1	2.9	1.7	3.9	0.7	9.2	3.2	12.4
Washington	1.0	2.8	2.3	0.3	0.5	6.9	0.6	2.0	0.4	9.9	1.6	11.5
Colorado	0.5	1.9	1.9	0.3	0.3	4.9	0.9	2.1	0.9	8.8	2.1	10.9
All other	6.2	20.1	16.3	4.9	1.5	49.0	15.5	40.1	10.5	115.1	32.1	147.2
Total	$ 29.8	$ 84.5	$ 72.5	$ 15.3	$ 9.0	$ 211.1	$ 42.6	$ 104.7	$ 35.6	$ 394.0	$ 85.6	$ 479.6

Top 5 States Consumer Loans - Managed [(a)]
(at December 31, 2009)


California
17.0%
New York
11.1%
Texas
7.0%
Florida
6.1%
Illinois
5.7%
All other
53.1%

Top 5 States Consumer Loans - Managed [(a)]
(at December 31, 2008)


California
17.9%
New York
11.0%
Texas
6.8%
Florida
6.2%
Illinois
5.4%
All other
52.7%

(a) Excluding the purchased credit-impaired loans acquired in the Washington Mutual transaction.

The following table presents the geographic distribution of certain residential real estate loans with current estimated combined loan-to-value ratios ("LTVs") in excess of 100% as of December 31, 2009 and 2008, excluding purchased credit-impaired loans acquired in the Washington Mutual transaction. The estimated collateral values used to calculate the current estimated combined LTV ratios in the following table were derived from a nationally recognized home price index measured at the MSAs level. Because home price indices can have wide variability and such derived real estate values do not represent actual appraised loan-level collateral values, the resulting ratios are necessarily imprecise and should therefore be viewed as estimates.

Geographic distribution of residential real estate loans with current estimated combined LTVs > 100%[(a)]

December 31, 2009 (in billions, except ratios)	Home equity – junior lien[(c)]	Prime mortgage[(c)(d)]	Subprime mortgage[(c)]	Total	% of total loans[(e)]
California	**$ 8.3**	**$ 9.4**	**$ 1.1**	**$ 18.8**	**50%**
New York	**2.3**	**1.3**	**0.3**	**3.9**	**17**
Arizona	**2.8**	**1.1**	**0.2**	**4.1**	**75**
Florida	**2.8**	**3.9**	**1.3**	**8.0**	**67**
Michigan	**1.3**	**0.9**	**0.2**	**2.4**	**67**
All other	**8.1**	**6.1**	**1.8**	**16.0**	**22**
Total combined LTV >100%	**$ 25.6**	**$ 22.7**	**$ 4.9**	**$ 53.2**	**35%**
As a percentage of total loans	**35%**	**34%**	**39%**	**35%**	
Total portfolio average combined LTV at origination	**74**	**74**	**79**		
Total portfolio average current estimated combined LTV[(b)]	**97**	**93**	**101**		

December 31, 2008[(f)] (in billions, except ratios)	Home equity – junior lien[(c)]	Prime mortgage[(c)(d)]	Subprime mortgage[(c)]	Total	% of total loans[(e)]
California	$ 8.4	$ 7.9	$ 1.3	$ 17.6	40%
New York	1.8	0.6	0.3	2.7	11
Arizona	2.9	0.9	0.2	4.0	65
Florida	2.9	2.9	1.5	7.3	55
Michigan	1.3	0.6	0.3	2.2	56
All other	7.5	3.3	1.6	12.4	16
Total combined LTV >100%	$ 24.8	$ 16.2	$ 5.2	$ 46.2	27%
As a percentage of total loans	29%	22%	34%	27%	
Total portfolio average combined LTV at origination	75	72	79		
Total portfolio average current estimated combined LTV[(b)]	91	83	91		

(a) Home equity–junior lien, prime mortgage and subprime mortgage loans with current estimated combined LTVs greater than 80% up to and including 100% were $17.9 billion, $17.6 billion and $3.5 billion, respectively, at December 31, 2009.
(b) The average current estimated combined LTV ratio reflects the outstanding balance at the balance sheet date, divided by the estimated current property value. Current property values are estimated based on home valuation models utilizing nationally recognized home price index valuation estimates.
(c) Represents combined loan-to-value, which considers all available lien positions related to the property.
(d) Includes mortgage loans insured by the U.S. government agencies of $5.3 billion and $1.8 billion at December 31, 2009 and 2008, respectively.
(e) Represents total loans of the product types noted in this table by geographic location.
(f) December 2008 estimated collateral values for the heritage Washington Mutual portfolio have been changed to conform to values derived from the home price index used for the JPMorgan Chase portfolio. Home price indices generally have different valuation methods and assumptions and therefore can yield a wide range of estimates.

The consumer credit portfolio is geographically diverse. The greatest concentration of loans is in California, which represents 18% of total on-balance sheet consumer loans and 24% of total residential real estate loans at December 2009, compared to 19% and 25%, respectively, at December 2008. Of the total on-balance sheet consumer loan portfolio, $149.4 billion, or 43%, are concentrated in California, New York, Arizona, Florida and Michigan at December 2009 compared to $171.1 billion, or 43%, at December 2008.

Declining home prices have had a significant impact on the estimated collateral value underlying the Firm's residential real estate loan portfolio. In general, the delinquency rate for loans with high current estimated combined LTV ratios is greater than the delinquency rate for loans in which the borrower has equity in the collateral. While a large portion of the loans with current estimated combined LTV ratios greater than 100% continue to pay and are current, the continued willingness and ability of these borrowers to pay is currently uncertain. Nonperforming loans in the residential real estate portfolio totaled $9.6 billion, of which 64% was greater than 150 days past due at December 31, 2009. Of the nonperforming loans that were greater than 150 days past due at December 31, 2009, approximately 36% of the unpaid principal balance of these loans has been charged-down to estimated collateral value.

Consumer 30+ day delinquency information

	30+ day delinquent loans		30+ day delinquency rate	
December 31, (in millions, except ratios)	**2009**	2008	**2009**	2008
Consumer loans – excluding purchased credit-impaired loans[a]				
Home equity – senior lien	**$ 833**	$ 585	**3.04%**	1.96%
Home equity – junior lien	**2,515**	2,563	**3.40**	3.03
Prime mortgage	**5,532**[b]	3,180[b]	**8.21**[d]	4.39[d]
Subprime mortgage	**4,232**	3,760	**33.79**	24.53
Option ARMs	**438**	68	**5.13**	0.75
Auto loans	**750**	963	**1.63**	2.26
Credit card – reported	**6,093**	5,653	**7.73**	5.40
All other loans	**1,306**[c]	708[c]	**3.91**	1.99
Total consumer loans – excluding purchased credit-impaired loans – reported	**$ 21,699**	$ 17,480	**6.23%**	4.44%
Credit card – securitized	**4,174**	3,811	**4.93**	4.45
Total consumer loans – excluding purchased credit-impaired loans – managed	**$ 25,873**	$ 21,291	**5.98%**	4.44%
Memo: Credit card – managed	**$ 10,267**	$ 9,464	**6.28%**	4.97%

(a) The delinquency rate for purchased credit-impaired loans, which is based on the unpaid principal balance, was 27.79% and 17.89% at December 31, 2009 and 2008, respectively.

(b) Excludes 30+ day delinquent mortgage loans that are insured by U.S. government agencies of $9.7 billion and $3.5 billion at December 31, 2009 and 2008, respectively. These amounts are excluded, as reimbursement is proceeding normally.

(c) Excludes 30+ day delinquent loans that are 30 days or more past due and still accruing, which are insured by U.S. government agencies under the Federal Family Education Loan Program, of $942 million and $824 million at December 31, 2009 and 2008, respectively. These amounts are excluded as reimbursement is proceeding normally.

(d) The denominator for the calculation of the 30+ day delinquency rate includes: (1) residential real estate loans reported in the Corporate/Private Equity segment; and (2) mortgage loans insured by U.S. government agencies. The 30+ day delinquency rate excluding these loan balances was 11.24% and 5.14% at December 31, 2009 and 2008, respectively.

Consumer 30+ day delinquencies have increased to 6.23% of the consumer loan portfolio at December 31, 2009, in comparison to 4.44% at December 31, 2008, driven predominately by an increase in residential real estate delinquencies which increased $3.4 billion. Late stage delinquencies (150+ days delinquent) increased significantly reflecting the impacts of trial loan modifications and foreclosure moratorium backlogs. Losses related to these loans continue to be recognized in accordance with the Firm's normal charge-off practices; as such, these loans are reflected at their estimated collateral value. Early stage delinquencies (30 - 89 days delinquent) in the residential real estate portfolios have remained relatively flat year over year.

Concentrations of credit risk – purchased credit-impaired loans

The following table presents the current estimated combined LTV ratio, as well as the ratio of the carrying value of the underlying loans to the current estimated collateral value, for purchased credit-impaired loans. Because such loans were initially measured at fair value, the ratio of the carrying value to the current estimated collateral value will be lower than the current estimated combined LTV ratio, which is based on the unpaid principal balance. The estimated collateral values used to calculate these ratios were derived from a nationally recognized home price index measured at the MSA level. Because home price indices can have wide variability, and such derived real estate values do not represent actual appraised loan-level collateral values, the resulting ratios are necessarily imprecise and should therefore be viewed as estimates.

Combined LTV ratios and ratios of carrying values to current estimated collateral values – purchased credit-impaired

December 31, 2009 (in billions, except ratios)	Unpaid principal balance[b]	Current estimated combined LTV ratio[c][d]	Carrying value[e]	Ratio of carrying value to current estimated collateral value
Option ARMs[a]	**$ 37.4**	**128%**	**$ 29.0**	**98%**[f]
Home equity	**32.9**	**127**	**26.5**	**102**
Prime mortgage	**22.0**	**121**	**19.7**	**102**[f]
Subprime mortgage	**9.0**	**122**	**6.0**	**81**

December 31, 2008[g] (in billions, except ratios)	Unpaid principal balance[b]	Current estimated combined LTV ratio[c][d]	Carrying value[e]	Ratio of carrying value to current estimated collateral value
Option ARMs	$ 41.6	113%	$ 31.6	86%
Home equity	39.8	115	28.6	82
Prime mortgage	25.0	107	21.8	94
Subprime mortgage	10.3	112	6.8	73

(a) The cumulative amount of unpaid interest that has been added to the unpaid principal balance of option ARMs was $1.9 billion at December 31, 2009. Assuming market interest rates, the Firm would expect the following balance of current loans to experience a payment recast: $6.3 billion in 2010 and $3.9 billion in 2011, of which $4.8 billion and $3.7 billion relate to the purchased credit-impaired portfolio.

(b) Represents the contractual amount of principal owed.

(c) Represents the aggregate unpaid principal balance of loans divided by the estimated current property value. Current property values are estimated based on home valuation models utilizing nationally recognized home price index valuation estimates.

(d) Represents current estimated combined loan-to-value, which considers all available lien positions related to the property.

(e) Carrying values include the effect of fair value adjustments that were applied to the consumer purchased credit-impaired portfolio at the date of acquisition.

(f) Ratios of carrying value to current estimated collateral value for the prime mortgage and option ARM portfolios are net of the allowance for loan losses of $1.1 billion and $491 million, respectively, as of December 31, 2009.

(g) December 2008 estimated collateral values for the heritage Washington Mutual portfolio have been changed to conform to values derived from home price index used for the JPMorgan Chase portfolio. Home price indices generally have different valuation methods and assumptions and therefore can yield a wide range of estimates.

Purchased credit-impaired loans in the states of California and Florida represented 54% and 11%, respectively, of total purchased credit-impaired loans at December 31, 2009, compared with 53% and 11%, respectively, at December 31, 2008. The current estimated combined LTV ratios were 137% and 149% for California and Florida loans, respectively, at December 31, 2009, compared with 121% and 125%, respectively, at December 31, 2008. Loan concentrations in California and Florida, as well as the continuing decline in housing prices in those states, have contributed negatively to both the current estimated combined LTV ratio and the ratio of carrying value to current collateral value for loans in the purchased credit-impaired portfolio.

While the carrying value of the purchased credit-impaired loans is marginally below the current collateral value of the loans, the ultimate performance of this portfolio is highly dependent on the borrowers' behavior and ongoing ability and willingness to continue to make payments on homes with negative equity as well as the cost of alternative housing. The purchased credit-impaired portfolio was recorded at fair value at the time of acquisition which included an estimate of losses expected to be incurred over the estimated remaining lives of the loan pools. During 2009, management concluded that it was probable that higher than expected future principal credit losses would result in a decrease in the expected future cash flows of the prime and option ARM pools. As a result an allowance for loan losses of $1.6 billion was established.

Residential real estate loan modification activities: During 2009, the Firm reviewed its residential real estate portfolio to identify homeowners most in need of assistance, opened new regional counseling centers, hired additional loan counselors, introduced new financing alternatives, proactively reached out to borrowers to offer pre-qualified modifications, and commenced a new process to independently review each loan before moving it into the foreclosure process. In addition, during the first quarter of 2009, the U.S. Treasury introduced the MHA programs, which are designed to assist eligible homeowners in a number of ways, one of which is by modifying the terms of their mortgages. The Firm is participating in the MHA programs while continuing to expand its other loss-mitigation efforts for financially distressed borrowers who do not qualify for the MHA programs. The MHA programs and the Firm's other loss-mitigation programs for financially troubled borrowers generally represent various concessions such as term extensions, rate reductions and deferral of principal payments that would have otherwise been required under the terms of the original agreement. When the Firm modifies home equity lines of credit in troubled debt restructurings, future lending commitments related to the modified loans are canceled as part of the terms of the modification. Under all of these programs, borrowers must make at least three payments under the revised contractual terms during a trial modification period and be successfully re-underwritten with income verification before their loans can be permanently modified. The Firm's loss-mitigation programs are intended to minimize economic loss to the Firm, while providing alternatives to foreclosure. The success of these programs is highly dependent on borrowers' ongoing ability and willingness to repay in accordance with the modified terms and could be adversely affected by additional deterioration in the economic environment or shifts in borrower behavior. For both the Firm's on-balance sheet loans and loans serviced for others, approximately 600,000 mortgage modifications had been offered to borrowers in 2009. Of these, 89,000 have achieved permanent modification. Substantially all of the loans contractually modified to date were modified under the Firm's other loss mitigation programs.

The following table presents information relating to restructured on-balance sheet residential real estate loans for which concessions have been granted to borrowers experiencing financial difficulty as of December 31, 2009. Modifications of purchased credit-impaired loans continue to be accounted for and reported as purchased credit-impaired loans, and the impact of the modification is incorporated into the Firm's quarterly assessment of whether a probable and/or significant change in estimated future principal cash flows has occurred. Modifications of loans other than purchased credit-impaired are generally accounted for and reported as troubled debt restructurings.

Restructured residential real estate loans[(a)]

December 31, 2009 (in millions)	On-balance sheet loans	Nonperforming on-balance sheet loans[(d)]
Restructured residential real estate loans – excluding purchased credit-impaired loans[(b)]		
Home equity – senior lien	$ 168	$ 30
Home equity – junior lien	222	43
Prime mortgage	634	243
Subprime mortgage	1,998	598
Option ARMs	8	6
Total restructured residential real estate loans – excluding purchased credit-impaired loans	$ 3,030	$ 920
Restructured purchased credit-impaired loans[(c)]		
Home equity	$ 453	NA
Prime mortgage	1,526	NA
Subprime mortgage	1,954	NA
Option ARMs	2,972	NA
Total restructured purchased credit-impaired loans	$ 6,905	NA

(a) Restructured residential real estate loans were immaterial at December 31, 2008.
(b) Amounts represent the carrying value of restructured residential real estate loans.
(c) Amounts represent the unpaid principal balance of restructured purchased credit-impaired loans.
(d) Nonperforming loans modified in a troubled debt restructuring may be returned to accrual status when repayment is reasonably assured and the borrower has made a minimum of six payments under the new terms.

Real estate owned ("REO"): As part of the residential real estate foreclosure process, loans are written down to the fair value of the underlying real estate asset, less costs to sell. In those instances where the Firm gains title, ownership and possession of individual properties at the completion of the foreclosure process, these REO assets are managed for prompt sale and disposition at the best possible economic value. Any further gains or losses on REO assets are recorded as part of other income. Operating expense, such as real estate taxes and maintenance, are charged to other expense. REO assets declined from year-end 2008 as a result of the foreclosure moratorium in early 2009 and the subsequent increase in loss mitigation activities. It is anticipated that REO assets will increase over the next several quarters, as loans moving through the foreclosure process are expected to increase.

Portfolio transfers: The Firm regularly evaluates market conditions and overall economic returns and makes an initial determination as to whether new originations will be held-for-investment or sold within the foreseeable future. The Firm also periodically evaluates the expected economic returns of previously originated loans under prevailing market conditions to determine whether their designation as held-for-sale or held-for-investment continues to be appropriate. When the Firm determines that a change in this designation is appropriate, the loans are transferred to the appropriate classification. Since the second half of 2007, all new prime mortgage originations that cannot be sold to U.S. government agencies and U.S. government-sponsored enterprises have been designated as held-for-investment. Prime mortgage loans originated with the intent to sell are accounted for at fair value and classified as trading assets in the Consolidated Balance Sheets.

ALLOWANCE FOR CREDIT LOSSES

JPMorgan Chase's allowance for loan losses covers the wholesale (risk-rated) and consumer (primarily scored) loan portfolios and represents management's estimate of probable credit losses inherent in the Firm's loan portfolio. Management also computes an allowance for wholesale lending-related commitments using a methodology similar to that used for the wholesale loans. During 2009, the Firm did not make any significant changes to the methodologies or policies described in the following paragraphs.

Wholesale loans are charged off to the allowance for loan losses when it is highly certain that a loss has been realized; this determination considers many factors, including the prioritization of the Firm's claim in bankruptcy, expectations of the workout/restructuring of the loan, and valuation of the borrower's equity. Consumer loans, other than purchased credit-impaired loans, are generally charged off to the allowance for loan losses upon reaching specified stages of delinquency, in accordance with the Federal Financial Institutions Examination Council policy. For example, credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days of receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier. Residential mortgage products are generally charged off to an amount equal to the net realizable value of the underlying collateral, no later than the date the loan becomes 180 days past due. Other consumer products, if collateralized, are generally charged off to the net realizable value of the underlying collateral at 120 days past due.

Determining the appropriateness of the allowance is complex and requires judgment about the effect of matters that are inherently uncertain. Assumptions about unemployment rates, housing prices and overall economic conditions could have a significant impact on the Firm's determination of loan quality. Subsequent evaluations of the loan portfolio, in light of then-prevailing factors, may result in significant changes in the allowances for loan losses and lending-related commitments in future periods. At least quarterly, the allowance for credit losses is reviewed by the Chief Risk Officer, the Chief Financial Officer and the Controller of the Firm and discussed with the Risk Policy and Audit Committees of the Board of Directors of the Firm. As of December 31, 2009, JPMorgan Chase deemed the allowance for credit losses to be appropriate (i.e., sufficient to absorb losses inherent in the portfolio, including those not yet identifiable).

For a further discussion of the components of the allowance for credit losses, see Critical Accounting Estimates Used by the Firm on pages 135–139 and Note 14 on pages 204–206 of this Annual Report.

The allowance for credit losses increased by $8.7 billion from the prior year to $32.5 billion. Excluding held-for-sale loans, loans carried at fair value, and purchased credit-impaired consumer loans, the allowance for loan losses represented 5.51% of loans at December 31, 2009, compared with 3.62% at December 31, 2008.

The consumer allowance for loan losses increased by $7.8 billion from the prior year, primarily as a result of an increased allowance for loan losses in residential real estate and credit card. The increase included additions to the allowance for loan losses of $5.2 billion, driven by higher estimated losses for residential mortgage and home equity loans as the weak labor market and weak overall economic conditions have resulted in increased delinquencies, and continued weak housing prices have driven a significant increase in loss severity. The allowance for loan losses related to credit card increased $2.0 billion from the prior year, reflecting continued weakness in the credit environment. The increase reflects an addition of $2.4 billion through the provision for loan losses, partially offset by the reclassification of $298 million related to the issuance and retention of securities from the Chase Issuance Trust.

The wholesale allowance for loan losses increased by $600 million from December 31, 2008, reflecting the effect of a continued weakening credit environment.

To provide for the risk of loss inherent in the Firm's process of extending credit an allowance for lending-related commitments is held for the Firm, which is reported in other liabilities. The allowance is computed using a methodology similar to that used for the wholesale loan portfolio, modified for expected maturities and probabilities of drawdown. For a further discussion on the allowance for lending-related commitments, see Note 14 on page 204–206 of this Annual Report.

The allowance for lending-related commitments for both wholesale and consumer, which is reported in other liabilities, was $939 million and $659 million at December 31, 2009 and 2008, respectively. The increase reflects downgrades within the wholesale portfolio due to the continued weakening credit environment during 2009.

The credit ratios in the table below are based on retained loan balances, which exclude loans held-for-sale and loans accounted for at fair value. As of December 31, 2009 and 2008, wholesale retained loans were $200.1 billion and $248.1 billion, respectively; and consumer retained loans were $427.1 billion and $480.8 billion, respectively. For the years ended December 31, 2009 and 2008, average wholesale retained loans were $223.0 billion and $219.6 billion, respectively; and average consumer retained loans were $449.2 billion and $347.4 billion, respectively.

Summary of changes in the allowance for credit losses

Year ended December 31, (in millions)	2009 Wholesale	2009 Consumer	2009 Total	2008 Wholesale	2008 Consumer	2008 Total
Allowance for loan losses:						
Beginning balance at January 1,	$ 6,545	$ 16,619	$ 23,164	$ 3,154	$ 6,080	$ 9,234
Gross charge-offs	3,226	20,792	24,018	521	10,243	10,764
Gross (recoveries)	(94)	(959)	(1,053)	(119)	(810)	(929)
Net charge-offs	3,132	19,833	22,965	402	9,433	9,835
Provision for loan losses:						
Provision excluding accounting conformity	3,684	28,051	31,735	2,895	16,765	19,660
Accounting conformity[a]	—	—	—	641	936	1,577
Total provision for loan losses	3,684	28,051	31,735	3,536	17,701	21,237
Acquired allowance resulting from Washington Mutual transaction	—	—	—	229	2,306	2,535
Other[b]	48	(380)	(332)	28	(35)	(7)
Ending balance at December 31	$ 7,145	$ 24,457	$ 31,602	$ 6,545	$ 16,619	$ 23,164
Components:						
Asset-specific[c][d]	$ 2,046	$ 996	$ 3,042	$ 712	$ 379	$ 1,091
Formula-based	5,099	21,880	26,979	5,833	16,240	22,073
Purchased credit-impaired	—	1,581	1,581	—	—	—
Total allowance for loan losses	$ 7,145	$ 24,457	$ 31,602	$ 6,545	$ 16,619	$ 23,164
Allowance for lending-related commitments:						
Beginning balance at January 1,	$ 634	$ 25	$ 659	$ 835	$ 15	$ 850
Provision for lending-related commitments						
Provision excluding accounting conformity	290	(10)	280	(214)	(1)	(215)
Accounting conformity[a]	—	—	—	5	(48)	(43)
Total provision for lending-related commitments	290	(10)	280	(209)	(49)	(258)
Acquired allowance resulting from Washington Mutual transaction	—	—	—	—	66	66
Other[b]	3	(3)	—	8	(7)	1
Ending balance at December 31	$ 927	$ 12	$ 939	$ 634	$ 25	$ 659
Components:						
Asset-specific	$ 297	$ —	$ 297	$ 29	$ —	$ 29
Formula-based	630	12	642	605	25	630
Total allowance for lending-related commitments	$ 927	$ 12	$ 939	$ 634	$ 25	$ 659
Total allowance for credit losses	$ 8,072	$ 24,469	$ 32,541	$ 7,179	$ 16,644	$ 23,823
Credit ratios:						
Allowance for loan losses to retained loans	3.57%	5.73%	5.04%	2.64%	3.46%	3.18%
Net charge-off rates[e]	1.40	4.41	3.42	0.18	2.71	1.73
Credit ratios excluding home lending purchased credit-impaired loans and loans held by the Washington Mutual Master Trust						
Allowance for loan losses to retained loans[f]	3.57	6.63	5.51	2.64	4.24	3.62

(a) Related to the Washington Mutual transaction in 2008.
(b) Predominantly includes a reclassification in 2009 related to the issuance and retention of securities from the Chase Issuance Trust, as well as reclassifications of allowance balances related to business transfers between wholesale and consumer businesses in the first quarter of 2008.
(c) Relates to risk-rated loans that have been placed on nonaccrual status and loans that have been modified in a troubled debt restructuring.
(d) The asset-specific consumer allowance for loan losses includes troubled debt restructuring reserves of $754 million and $258 million at December 31, 2009 and 2008, respectively. Prior period amounts have been reclassified to conform to the current presentation.
(e) Charge-offs are not recorded on purchased credit-impaired loans until actual losses exceed estimated losses that were recorded as purchase accounting adjustments at the time of acquisition.
(f) Excludes the impact of purchased credit-impaired loans that were acquired as part of the Washington Mutual transaction and loans held by the Washington Mutual Master Trust, which were consolidated onto the Firm's balance sheet at fair value during the second quarter of 2009. As of December 31, 2009, an allowance for loan losses of $1.6 billion was recorded for the purchased credit-impaired loans, which has also been excluded from applicable ratios. No allowance was recorded for the loans that were consolidated from the Washington Mutual Master Trust as of December 31, 2009. To date, no charge-offs have been recorded for any of these loans.

The following table includes a credit ratio excluding the following items: home lending purchased credit-impaired loans acquired in the Washington Mutual transaction; and credit card loans held by the Washington Mutual Master Trust, which were consolidated onto the Firm's balance sheet at fair value during the second quarter of 2009. The purchased credit-impaired loans were accounted for at fair value on the acquisition date, which incorporated management's estimate, as of that date, of credit losses over the remaining life of the portfolio. Accordingly, no allowance for loan losses was recorded for these loans as of the acquisition date. Subsequent evaluations of estimated credit deterioration in this portfolio resulted in the recording of an allowance for loan losses of $1.6 billion at December 31, 2009. For more information on home lending purchased credit-impaired loans, see pages 117 and 121 of this Annual Report. For more information on the consolidation of assets from the Washington Mutual Master Trust, see Note 15 on pages 206–213 of this Annual Report.

The calculation of the allowance for loan losses to total retained loans, excluding both home lending purchased credit-impaired loans and loans held by the Washington Mutual Master Trust, is presented below.

December 31, (in millions, except ratios)	2009	2008
Allowance for loan losses	$ 31,602	$ 23,164
Less: Allowance for purchased credit-impaired loans	1,581	—
Adjusted allowance for loan losses	$ 30,021	$ 23,164
Total loans retained	$ 627,218	$ 728,915
Less: Firmwide purchased credit-impaired loans	81,380	89,088
Loans held by the Washington Mutual Master Trust	1,002	—
Adjusted loans	$ 544,836	$ 639,827
Allowance for loan losses to ending loans excluding purchased credit-impaired loans and loans held by the Washington Mutual Master Trust	**5.51%**	3.62%

The following table presents the allowance for credit losses by business segment at December 31, 2009 and 2008.

December 31, (in millions)	Allowance for credit losses 2009 Loan losses	2009 Lending-related commitments	2009 Total	2008 Loan losses	2008 Lending-related commitments	2008 Total
Investment Bank	$ 3,756	$ 485	$ 4,241	$ 3,444	$ 360	$ 3,804
Commercial Banking	3,025	349	3,374	2,826	206	3,032
Treasury & Securities Services	88	84	172	74	63	137
Asset Management	269	9	278	191	5	196
Corporate/Private Equity	7	—	7	10	—	10
Total Wholesale	7,145	927	8,072	6,545	634	7,179
Retail Financial Services	14,776	12	14,788	8,918	25	8,943
Card Services	9,672	—	9,672	7,692	—	7,692
Corporate/Private Equity	9	—	9	9	—	9
Total Consumer	24,457	12	24,469	16,619	25	16,644
Total	$ 31,602	$ 939	$ 32,541	$ 23,164	$ 659	$ 23,823

Provision for credit losses

The managed provision for credit losses was $38.5 billion for the year ended December 31, 2009, up by $13.9 billion from the prior year. The prior-year included a $1.5 billion charge to conform Washington Mutual's allowance for loan losses, which affected both the consumer and wholesale portfolios. For the purpose of the following analysis, this charge is excluded. The consumer-managed provision for credit losses was $34.5 billion for the year ended December 31, 2009, compared with $20.4 billion in the prior year, reflecting an increase in the allowance for credit losses in the home lending and credit card loan portfolios. Included in the 2009 addition to the allowance for loan losses was a $1.6 billion increase related to estimated deterioration in the Washington Mutual purchased credit-impaired portfolio. The wholesale provision for credit losses was $4.0 billion for the year ended December 31, 2009, compared with $2.7 billion in the prior year, reflecting continued weakness in the credit environment.

Year ended December 31, (in millions)	Provision for credit losses: Loan losses 2009	Loan losses 2008	Loan losses 2007	Lending-related commitments 2009	Lending-related commitments 2008	Lending-related commitments 2007	Total 2009	Total 2008	Total 2007
Investment Bank	$ 2,154	$ 2,216	$ 376	$ 125	$ (201)	$ 278	$ 2,279	$ 2,015	$ 654
Commercial Banking	1,314	505	230	140	(41)	49	1,454	464	279
Treasury & Securities Services	34	52	11	21	30	8	55	82	19
Asset Management	183	87	(19)	5	(2)	1	188	85	(18)
Corporate/Private Equity[(a)(b)]	(1)	676	—	(1)	5	—	(2)	681	—
Total Wholesale	3,684	3,536	598	290	(209)	336	3,974	3,327	934
Retail Financial Services	15,950	9,906	2,620	(10)	(1)	(10)	15,940	9,905	2,610
Card Services – reported	12,019	6,456	3,331	—	—	—	12,019	6,456	3,331
Corporate/Private Equity[(a)(c)(d)]	82	1,339	(11)	—	(48)	—	82	1,291	(11)
Total Consumer	28,051	17,701	5,940	(10)	(49)	(10)	28,041	17,652	5,930
Total provision for credit losses – reported	31,735	21,237	6,538	280	(258)	326	32,015	20,979	6,864
Credit card – securitized	6,443	3,612	2,380	—	—	—	6,443	3,612	2,380
Total provision for credit losses – managed	$ 38,178	$ 24,849	$ 8,918	$ 280	$ (258)	$ 326	$ 38,458	$ 24,591	$ 9,244

(a) Includes accounting conformity provisions related to the Washington Mutual transaction in 2008.
(b) Includes provision expense related to loans acquired in the Bear Stearns merger in the second quarter of 2008.
(c) Includes amounts related to held-for-investment prime mortgages transferred from AM to the Corporate/Private Equity segment.
(d) In November 2008, the Firm transferred $5.8 billion of higher quality credit card loans from the legacy Chase portfolio to a securitization trust previously established by Washington Mutual ("the Trust"). As a result of converting higher credit quality Chase-originated on-book receivables to the Trust's seller's interest which has a higher overall loss rate reflective of the total assets within the Trust, approximately $400 million of incremental provision expense was recorded during the fourth quarter. This incremental provision expense was recorded in the Corporate segment as the action related to the acquisition of Washington Mutual's banking operations. For further discussion of credit card securitizations, see Note 15 on pages 206–213 of this Annual Report.

MARKET RISK MANAGEMENT

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates.

Market risk management

Market Risk is an independent risk management function, aligned primarily with each of the Firm's business segments. Market Risk works in partnership with the business segments to identify and monitor market risks throughout the Firm as well as to define market risk policies and procedures. The risk management function is headed by the Firm's Chief Risk Officer.

Market Risk seeks to facilitate efficient risk/return decisions, reduce volatility in operating performance and make the Firm's market risk profile transparent to senior management, the Board of Directors and regulators. Market Risk is responsible for the following functions:

- Establishing a comprehensive market risk policy framework
- Independent measurement, monitoring and control of business segment market risk
- Definition, approval and monitoring of limits
- Performance of stress testing and qualitative risk assessments

Risk identification and classification

Each business segment is responsible for the comprehensive identification and verification of market risks within its units. The highest concentrations of market risk are found in IB, Consumer Lending, and the Firm's Chief Investment Office in the Corporate/Private Equity segment.

IB makes markets and trades its products across several different asset classes. These asset classes primarily include fixed income risk (both interest rate risk and credit spread risk), foreign exchange, equities and commodities risk. These trading risks may lead to the potential decline in net income due to adverse changes in market rates. In addition to these trading risks, there are risks in IB's credit portfolio from retained loans and commitments, derivative credit valuation adjustments, hedges of the credit valuation adjustments and mark-to-market hedges of the retained loan portfolio. Additional risk positions result from the debit valuation adjustments taken on certain structured liabilities and derivatives to reflect the credit quality of the Firm.

The Firm's Consumer Lending business unit includes the Firm's mortgage pipeline and warehouse loans, MSRs and all related hedges. These activities give rise to complex interest rate risks, as well as option and basis risk. Option risk arises primarily from prepayment options embedded in mortgages and changes in the probability of newly originated mortgage commitments actually closing. Basis risk results from differences in the relative movements of the rate indices underlying mortgage exposure and other interest rates.

The Chief Investment Office is primarily concerned with managing structural market risks which arise out of the various business activities of the Firm. These include structural interest rate risk, and foreign exchange risk. Market Risk measures and monitors the gross structural exposures as well as the net exposures related to these activities.

Risk measurement

Tools used to measure risk

Because no single measure can reflect all aspects of market risk, the Firm uses various metrics, both statistical and nonstatistical, including:

- Nonstatistical risk measures
- Value-at-risk
- Loss advisories
- Drawdowns
- Economic value stress testing
- Earnings-at-risk stress testing
- Risk identification for large exposures ("RIFLE")

Nonstatistical risk measures

Nonstatistical risk measures other than stress testing include net open positions, basis point values, option sensitivities, market values, position concentrations and position turnover. These measures provide granular information on the Firm's market risk exposure. They are aggregated by line of business and by risk type, and are used for monitoring limits, one-off approvals and tactical control.

Value-at-risk

JPMorgan Chase's primary statistical risk measure, VaR, estimates the potential loss from adverse market moves in a normal market environment and provides a consistent cross-business measure of risk profiles and levels of diversification. VaR is used for comparing risks across businesses, monitoring limits, and as an input to economic capital calculations. Each business day, as part of its risk management activities, the Firm undertakes a comprehensive VaR calculation that includes the majority of its market risks. These VaR results are reported to senior management.

To calculate VaR, the Firm uses historical simulation, based on a one-day time horizon and an expected tail-loss methodology, which measures risk across instruments and portfolios in a consistent and comparable way. The simulation is based on data for the previous 12 months. This approach assumes that historical changes in market values are representative of future changes; this assumption may not always be accurate, particularly when there is volatility in the market environment. For certain products, such as lending facilities and some mortgage-related securities for which price-based time series are not readily available, market-based data are used in conjunction with sensitivity factors to estimate the risk. It is likely that using an actual price-based time series for these products, if available, would impact the VaR results presented. In addition, certain risk parameters, such as correlation risk among certain instruments, are not fully captured in VaR.

In the third quarter of 2008, the Firm revised its reported IB Trading and credit portfolio VaR measure to include additional risk positions previously excluded from VaR, thus creating a more comprehensive view of the Firm's market risks. In addition, the Firm moved to calculating VaR using a 95% confidence level to provide a more stable measure of the VaR for day-to-day risk management. The following sections describe JPMorgan Chase's VaR measures under both the legacy 99% confidence level as well as the new 95% confidence level. The Firm intends to present VaR solely at the 95% confidence level commencing in the first quarter of 2010, as information for two complete year-to-date periods will then be available.

The table below shows the results of the Firm's VaR measure using the legacy 99% confidence level.

99% Confidence-Level VaR

IB trading VaR by risk type and credit portfolio VaR

As of or for the year ended	2009			2008			At December 31,	
December 31, [a] (in millions)	Average	Minimum	Maximum	Average	Minimum	Maximum	2009	2008
By risk type:								
Fixed income	**$ 221**	**$ 112**	**$ 289**	$ 181	$ 99	$ 409	**$ 123**	$ 253
Foreign exchange	**30**	**10**	**67**	34	13	90	**18**	70
Equities	**75**	**13**	**248**	57	19	187	**64**	69
Commodities and other	**32**	**16**	**58**	32	24	53	**23**	26
Diversification	**(131)[b]**	**NM[c]**	**NM[c]**	(108)[b]	NM[c]	NM[c]	**(99)[b]**	(152)[b]
Trading VaR	**$ 227**	**$ 103**	**$ 357**	$ 196	$ 96	$ 420	**$ 129**	$ 266
Credit portfolio VaR	**101**	**30**	**221**	69	20	218	**37**	171
Diversification	**(80)[b]**	**NM[c]**	**NM[c]**	(63)[b]	NM[c]	NM[c]	**(20)[b]**	(120)[b]
Total trading and credit portfolio VaR	**$ 248**	**$ 132**	**$ 397**	$ 202	$ 96	$ 449	**$ 146**	$ 317

(a) The results for the year ended December 31, 2008, include five months of heritage JPMorgan Chase & Co. only results and seven months of combined JPMorgan Chase & Co. and Bear Stearns results.

(b) Average and period-end VaRs were less than the sum of the VaRs of its market risk components, which is due to risk offsets resulting from portfolio diversification. The diversification effect reflects the fact that the risks were not perfectly correlated. The risk of a portfolio of positions is therefore usually less than the sum of the risks of the positions themselves.

(c) Designated as not meaningful ("NM") because the minimum and maximum may occur on different days for different risk components, and hence it is not meaningful to compute a portfolio diversification effect.

Management's discussion and analysis

The 99% confidence level trading VaR includes substantially all trading activities in IB. Beginning in the fourth quarter of 2008, the credit spread sensitivities of certain mortgage products were included in trading VaR. This change had an insignificant impact on the average fourth quarter VaR. For certain other products included in the trading VaR, particular risk parameters are not fully captured -- for example, correlation risk. Trading VaR does not include: held-for-sale funded loan and unfunded commitments positions (however, it does include hedges of those positions); the DVA taken on derivative and structured liabilities to reflect the credit quality of the Firm; the MSR portfolio; and securities and instruments held by other corporate functions, such as Private Equity. See the DVA Sensitivity table on page 130 of this Annual Report for further details. For a discussion of MSRs and the corporate functions, see Note 3 on pages 156–173, Note 17 on pages 222–225 and Corporate/ Private Equity on pages 82–83 of this Annual Report.

2009 VaR results (99% confidence level VaR)

IB's average total trading and credit portfolio VaR was $248 million for 2009, compared with $202 million for 2008, primarily driven by market volatility. Volatility began to significantly increase across all asset classes from late 2008 and persisted through the first quarter of 2009. From the second quarter of 2009 onwards, volatility in the markets gradually declined; however, the impact of the volatile periods was still reflected in the 2009 VaR numbers.

Spot total trading and credit portfolio VaR as of December 31, 2009, was $146 million, compared with $317 million as of December 31, 2008. The decrease in the spot VaR in 2009 reflects the reduction in overall risk levels as well as the aforementioned decline in market volatility by the end of 2009 when compared to the end of 2008.

For 2009, compared with the prior year, average trading VaR diversification increased to $131 million, or 37% of the sum of the components, from $108 million, or 36% of the sum of the components in the prior year. In general, over the course of the year, VaR exposures can vary significantly as positions change, market volatility fluctuates and diversification benefits change.

VaR backtesting (99% confidence level VaR)

To evaluate the soundness of its VaR model, the Firm conducts daily back-testing of VaR against daily IB market risk–related revenue, which is defined as the change in value of principal transactions revenue (excluding private equity gains/(losses)) plus any trading-related net interest income, brokerage commissions, underwriting fees or other revenue. The daily IB market risk–related revenue excludes gains and losses on held-for-sale funded loans and unfunded commitments and from DVA. The following histogram illustrates the daily market risk–related gains and losses for IB trading businesses for the year ended 2009. The chart shows that IB posted market risk–related gains on 219 out of 261 days in this period, with 54 days exceeding $160 million. The inset graph looks at those days on which IB experienced losses and depicts the amount by which 99% confidence level VaR exceeded the actual loss on each of those days. Losses were sustained on 42 days during the year ended December 31, 2009, with no loss exceeding the VaR measure. The Firm would expect to incur losses greater than that predicted by VaR estimates once in every 100 trading days, or about two to three times a year.

Daily IB Trading and Credit Portfolio Market Risk-Related Gains and Losses (99% Confidence Level VaR)

Year ended December 31, 2009



Average daily revenue: $96 million
Number of trading days
$ in millions
Daily IB VaR less market risk-related losses

The table below shows the results of the Firm's VaR measure using a 95% confidence level.

95% Confidence Level VaR
Total IB trading VaR by risk type, credit portfolio VaR and other VaR

(in millions)	At December 31, 2009	At December 31, 2008	Year ended December 31, Average(a) 2009
IB VaR by risk type:			
Fixed income	$ 80	$ 180	$ 160
Foreign exchange	10	38	18
Equities	43	39	47
Commodities and other	14	25	20
Diversification benefit to IB trading VaR	(54)	(108)	(91)
IB Trading VaR	$ 93	$ 174	$ 154
Credit portfolio VaR	21	77	52
Diversification benefit to IB trading and credit portfolio VaR	(9)	(57)	(42)
Total IB trading and credit portfolio VaR	$ 105	$ 194	$ 164
Consumer Lending VaR	28	112	57
Chief Investment Office (CIO) VaR	76	114	103
Diversification benefit to total other VaR	(13)	(48)	(36)
Total other VaR	$ 91	$ 178	$ 124
Diversification benefit to total IB and other VaR	(73)	(86)	(82)
Total IB and other VaR	$ 123	$ 286	$ 206

(a) Results for the year ended December 31, 2008, are not available.

VaR measurement

The Firm's 95% VaR measure above includes all the risk positions taken into account under the 99% confidence level VaR measure, as well as syndicated lending facilities that the Firm intends to distribute. The Firm utilizes proxies to estimate the VaR for these products since daily time series are largely not available. In addition, the 95% VaR measure also includes certain positions utilized as part of the Firm's risk management function within the Chief Investment Office ("CIO") and in the Consumer Lending businesses to provide a Total IB and other VaR measure. The CIO VaR includes positions, primarily in debt securities and credit products, used to manage structural risk and other risks, including interest rate, credit and mortgage risks arising from the Firm's ongoing business activities. The Consumer Lending VaR includes the Firm's mortgage pipeline and warehouse loans, MSRs and all related hedges. In the Firm's view, including these items in VaR produces a more complete perspective of the Firm's market risk profile.

The 95% VaR measure continues to exclude the DVA taken on certain structured liabilities and derivatives to reflect the credit quality of the Firm. It also excludes certain activities such as Private Equity, principal investing (e.g., mezzanine financing, tax-oriented investments, etc.) and balance sheet, capital management positions and longer-term investments managed by the CIO. These longer-term positions are managed through the Firm's earnings-at-risk and other cash flow–monitoring processes rather than by using a VaR measure. Principal investing activities and Private Equity positions are managed using stress and scenario analysis.

2009 VaR results (95% confidence level VaR)

Spot IB and other VaR as of December 31, 2009, was $123 million, compared with $286 million as of December 31, 2008. The decrease in spot VaR in 2009 is a consequence of reductions in overall risk as well as declining market volatility. In general, over the course of the year, VaR exposures can vary significantly as positions change, market volatility fluctuates and diversification benefits change.

VaR backtesting (95% confidence level VaR)

To evaluate the soundness of its VaR model, the Firm conducts daily back-testing of VaR against the Firm's market risk–related revenue, which is defined as follows: the change in value of principal transactions revenue for IB and CIO (excluding private equity gains/(losses) and revenue from longer-term CIO investments); trading-related net interest income for IB, RFS and CIO (excluding longer-term CIO investments); IB brokerage commissions, underwriting fees or other revenue; revenue from syndicated lending facilities that the Firm intends to distribute; and mortgage fees and related income for the Firm's mortgage pipeline and warehouse loans, MSRs and all related hedges. The daily firmwide market risk–related revenue excludes gains and losses from DVA.

The following histogram illustrates the daily market risk–related gains and losses for IB and Consumer/CIO positions for 2009. The chart shows that the Firm posted market risk–related gains on 227 out of 261 days in this period, with 69 days exceeding $160 million. The inset graph looks at those days on which the Firm experienced losses and depicts the amount by which the 95% confidence level VaR exceeded the actual loss on each of those days. Losses were sustained on 34 days during 2009 and exceeded the VaR measure on one day due to high market volatility in the first quarter of 2009. Under the 95% confidence interval, the Firm would expect to incur daily losses greater than that predicted by VaR estimates about twelve times a year.


Daily IB and Other Market Risk-Related Gains and Losses
(95% Confidence Level VaR)
Year ended December 31, 2009
Average daily revenue: $111 million
Number of trading days
$ in millions

The following table provides information about the gross sensitivity of DVA to a one-basis-point increase in JPMorgan Chase's credit spreads. This sensitivity represents the impact from a one-basis-point parallel shift in JPMorgan Chase's entire credit curve. As credit curves do not typically move in a parallel fashion, the sensitivity multiplied by the change in spreads at a single maturity point may not be representative of the actual revenue recognized.

Debit valuation adjustment sensitivity

(in millions)	1 Basis Point Increase in JPMorgan Chase Credit Spread
December 31, 2009	**$ 39**
December 31, 2008	$ 37

Loss advisories and drawdowns

Loss advisories and drawdowns are tools used to highlight to senior management trading losses above certain levels and initiate discussion of remedies.

Economic value stress testing

While VaR reflects the risk of loss due to adverse changes in normal markets, stress testing captures the Firm's exposure to unlikely but plausible events in abnormal markets. The Firm conducts economic-value stress tests using multiple scenarios that assume credit spreads widen significantly, equity prices decline and significant changes in interest rates across the major currencies. Other scenarios focus on the risks predominant in individual business segments and include scenarios that focus on the potential for adverse movements in complex portfolios. Scenarios were updated more frequently in 2009 and, in some cases, redefined to reflect the significant market volatility which began in late 2008. Along with VaR, stress testing is important in measuring and controlling risk. Stress testing enhances the understanding of the Firm's risk profile and loss potential, and stress losses are monitored against limits. Stress testing is also utilized in one-off approvals and cross-business risk measurement, as well as an input to economic capital allocation. Stress-test results, trends and explanations based on current market risk positions are reported to the Firm's senior management and to the lines of business to help them better measure and manage risks and to understand event risk–sensitive positions.

Earnings-at-risk stress testing

The VaR and stress-test measures described above illustrate the total economic sensitivity of the Firm's Consolidated Balance Sheets to changes in market variables. The effect of interest rate exposure on reported net income is also important. Interest rate risk exposure in the Firm's core nontrading business activities (i.e., asset/liability management positions) results from on–and off–balance sheet positions and can occur due to a variety of factors, including:

- Differences in the timing among the maturity or repricing of assets, liabilities and off–balance sheet instruments. For example, if liabilities reprice quicker than assets and funding interest rates are declining, earnings will increase initially.
- Differences in the amounts of assets, liabilities and off–balance sheet instruments that are repricing at the same time. For example, if more deposit liabilities are repricing than assets when general interest rates are declining, earnings will increase initially.
- Differences in the amounts by which short-term and long-term market interest rates change (for example, changes in the slope of the yield curve, because the Firm has the ability to lend at long-term fixed rates and borrow at variable or short-term fixed rates). Based on these scenarios, the Firm's earnings would be affected negatively by a sudden and unanticipated increase in short-term rates paid on its liabilities (e.g., deposits) without a corresponding increase in long-term rates received on its assets (e.g., loans). Conversely, higher long-term rates received on assets generally are beneficial to earnings, particularly when the increase is not accompanied by rising short-term rates paid on liabilities.
- The impact of changes in the maturity of various assets, liabilities or off–balance sheet instruments as interest rates change. For example, if more borrowers than forecasted pay down higher-rate loan balances when general interest rates are declining, earnings may decrease initially.

The Firm manages interest rate exposure related to its assets and liabilities on a consolidated, corporate-wide basis. Business units transfer their interest rate risk to Treasury through a transfer-pricing system, which takes into account the elements of interest rate exposure that can be risk-managed in financial markets. These elements include asset and liability balances and contractual rates of interest, contractual principal payment schedules, expected prepayment experience, interest rate reset dates and maturities, rate indices used for repricing, and any interest rate ceilings or floors for adjustable rate products. All transfer-pricing assumptions are dynamically reviewed.

The Firm conducts simulations of changes in net interest income from its nontrading activities under a variety of interest rate scenarios. Earnings-at-risk tests measure the potential change in the Firm's net interest income, and the corresponding impact to the Firm's pretax earnings, over the following 12 months. These tests highlight exposures to various rate-sensitive factors, such as the rates themselves (e.g., the prime lending rate), pricing strategies on deposits, optionality and changes in product mix. The tests include forecasted balance sheet changes, such as asset sales and securitizations, as well as prepayment and reinvestment behavior.

Immediate changes in interest rates present a limited view of risk, and so a number of alternative scenarios are also reviewed. These scenarios include the implied forward curve, nonparallel rate shifts and severe interest rate shocks on selected key rates. These scenarios are intended to provide a comprehensive view of JPMorgan Chase's earnings at risk over a wide range of outcomes.

JPMorgan Chase's 12-month pretax earnings sensitivity profile as of December 31, 2009 and 2008, is as follows.

	Immediate change in rates			
(in millions)	+200bp	+100bp	-100bp	-200bp
December 31, 2009	**$ (1,594)**	**$ (554)**	**NM[(a)]**	**NM[(a)]**
December 31, 2008	$ 336	$ 672	NM[(a)]	NM[(a)]

(a) Down 100- and 200-basis-point parallel shocks result in a Fed Funds target rate of zero, and negative three- and six-month Treasury rates. The earnings-at-risk results of such a low-probability scenario are not meaningful.

The change in earnings at risk from December 31, 2008, results from a higher level of AFS securities and an updated baseline scenario that uses higher short-term interest rates. The Firm's risk to rising rates is largely the result of increased funding costs on assets, partially offset by widening deposit margins, which are currently compressed due to very low short-term interest rates.

Additionally, another interest rate scenario, involving a steeper yield curve with long-term rates rising 100 basis points and short-term rates staying at current levels, results in a 12-month pretax earnings benefit of $449 million. The increase in earnings is due to reinvestment of maturing assets at the higher long-term rates, with funding costs remaining unchanged.

Risk identification for large exposures

Individuals who manage risk positions, particularly those that are complex, are responsible for identifying potential losses that could arise from specific, unusual events, such as a potential tax change, and estimating the probabilities of losses arising from such events. This information is entered into the Firm's RIFLE database. Management of trading businesses control RIFLE entries, thereby permitting the Firm to monitor further earnings vulnerability not adequately covered by standard risk measures.

Risk monitoring and control

Limits

Market risk is controlled primarily through a series of limits. Limits reflect the Firm's risk appetite in the context of the market environment and business strategy. In setting limits, the Firm takes into consideration factors such as market volatility, product liquidity, business trends and management experience.

Market risk management regularly reviews and updates risk limits. Senior management, including the Firm's Chief Executive Officer and Chief Risk Officer, is responsible for reviewing and approving risk limits on an ongoing basis.

The Firm maintains different levels of limits. Corporate-level limits include VaR and stress limits. Similarly, line-of-business limits include VaR and stress limits and may be supplemented by loss advisories, nonstatistical measurements and instrument authorities. Businesses are responsible for adhering to established limits, against which exposures are monitored and reported. Limit breaches are reported in a timely manner to senior management, and the affected business segment is required to reduce trading positions or consult with senior management on the appropriate action.

Qualitative review

The Market Risk Management group also performs periodic reviews as necessary of both businesses and products with exposure to market risk to assess the ability of the businesses to control their market risk. Strategies, market conditions, product details and risk controls are reviewed and specific recommendations for improvements are made to management.

Model review

Some of the Firm's financial instruments cannot be valued based on quoted market prices but are instead valued using pricing models. Such models are used for management of risk positions, such as reporting against limits, as well as for valuation. The Model Risk Group, which is independent of the businesses and market risk management, reviews the models the Firm uses and assesses model appropriateness and consistency. The model reviews consider a number of factors about the model's suitability for valuation and risk management of a particular product, including whether it accurately reflects the characteristics of the transaction and its significant risks, the suitability and convergence properties of numerical algorithms, reliability of data sources, consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new or changed models, as well as previously accepted models, to assess whether there have been any changes in the product or market that may impact the model's validity and whether there are theoretical or competitive developments that may require reassessment of the model's adequacy. For a summary of valuations based on models, see Critical Accounting Estimates Used by the Firm on pages 135–139 of this Annual Report.

Risk reporting

Nonstatistical exposures, value-at-risk, loss advisories and limit excesses are reported daily to senior management. Market risk exposure trends, value-at-risk trends, profit-and-loss changes and portfolio concentrations are reported weekly. Stress-test results are reported at least every two weeks to the businesses and senior management.

PRIVATE EQUITY RISK MANAGEMENT

Risk management

The Firm makes principal investments in private equity. The illiquid nature and long-term holding period associated with these investments differentiates private equity risk from the risk of positions held in the trading portfolios. The Firm's approach to managing private equity risk is consistent with the Firm's general risk governance structure. Controls are in place establishing expected levels for total and annual investment in order to control the overall size of the portfolio. Industry and geographic concentration limits are in place and intended to ensure diversification of the portfolio. All investments are approved by an investment committee that includes executives who are not part of the investing businesses. An independent valuation function is responsible for reviewing the appropriateness of the carrying values of private equity investments in accordance with relevant accounting policies. At December 31, 2009 and 2008, the carrying value of the Private Equity portfolio was $7.3 billion and $6.9 billion, respectively, of which $762 million and $483 million, respectively, represented publicly-traded positions. For further information on the Private Equity portfolio, see page 83 of this Annual Report.